As filed with the Securities and Exchange Commission on February 24, 2000.

                         Registration No.333-96027

                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                      Pre-effective Amendment No. 1

                                 FORM S-1
                         Registration Statement
                                  under
                       The Securities Act of 1933

                           USURF America, Inc.
           (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            NEVADA                           7375               72-1346591
(STATE OR OTHER JURISDICTION OF (PRIMARY STANDARD INDUSTRIAL  (IRS EMPLOYER

INCORPORATION OR ORGANIZATION)  CLASSIFICATION CODE NUMBER) IDENTIFICATION
NO.)

             8748 Quarters Lake Road, Baton Rouge, Louisiana 70809
                               (225) 922-7744
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
             AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                          David M. Loflin, President
                              USURF America, Inc.
              8748 Quarters Lake Road, Baton Rouge, Louisiana 70809
                                (225) 922-7744
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                    INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                  Copies to:
                               Eric Newlan, Esq.
                                NEWLAN & NEWLAN
                            819 Office Park Circle
                           Lewisville, Texas 75057

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the
earlier effective registration statement for the same offering:  [     ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering:  [     ]

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box:  [     ]

                         CALCULATION OF REGISTRATION FEE

                                    Proposed     Proposed
                                    maximum      maximum
Title of each        Amount         offering     aggregate   Amount of
class of securities  to be          price per    offering    registration
to be registered     registered(1)  unit         price       fee
-------------------  -------------  ---------    ---------   ------------
Common Stock         2,000,000      $8.6875(2)   $8.68785(2) $4,587.00(11)
$.0001 par value      shares(3)
per share            462,607        $8.6875(2)    $8.6875(2)  1,060.99(11)
                      shares(4)
                     68,810         $1.25(5)      $1.25(5)       22.71(11)
                      shares(4)
                     56,667         $1.50(6)      $1.50(6)       22.41(11)
                      shares(4)
                     60,000         $3.50(7)      $3.50(7)       55.44(11)
                      shares(4)
                     50,000         $6.00(8)      $6.00(8)       79.20(11)
                      shares(4)
                     95,000         $7.00(9)      $7.00(9)      175.56(11)
                      shares(4)
                     92,500         $8.25(10)     $8.25(10)     201.46

       Total         2,885,584                               $6,204.68
                      shares
-------------------------------
(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement covers such additional indeterminate shares of Common Stock as may be issued by reason of adjustments in the number of shares of Common Stock pursuant to anti-dilution provisions contained in various Common Stock Purchase Warrants. Because such additional shares of Common Stock will, if issued, be issued for no additional consideration, no registration fee is required.
(2) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee on the basis of the average of the bid and ask prices reported on the American Stock Exchange on January 25, 2000, $8.6875 per share.
(3) May be offered and issued by Registrant from time to time in connection with one or more acquisitive transactions by Registrant of securities, businesses or assets.
(4)  To be offered and sold by Selling Shareholders.
(5) Shares issuable upon exercise of common stock purchase warrants. Pursuant to Rule 457(g) the fee is based upon the Warrant exercise price of $1.25 per share.
(6) Shares issuable upon exercise of common stock purchase warrants. Pursuant to Rule 457(g) the fee is based upon the Warrant exercise price of $1.50 per share.
(7) Shares issuable upon exercise of common stock purchase warrants. Pursuant to Rule 457(g) the fee is based upon the Warrant exercise price of $3.50 per share.
(8) Shares issuable upon exercise of common stock purchase warrants. Pursuant to Rule 457(g) the fee is based upon the Warrant exercise price of $6.00 per share.
(9) Shares issuable upon exercise of common stock purchase warrants. Pursuant to Rule 457(g) the fee is based upon the Warrant exercise price of $7.00 per share.
(10) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee on the basis of the average of the bid and ask prices reported on the American Stock Exchange on February 18, 2000, $8.25 per share.
(11) Paid previously.


Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the SEC. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


PROSPECTUS                   SUBJECT TO COMPLETION, DATED FEBRUARY 22, 2000


                               2,885,584 Shares
                              USURF America, Inc.
                                 Common Stock
                               $.0001 par value

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

USURF America is offering up to 2,000,000 shares of its common stock, which we call the acquisition stock. We will offer and issue the shares of acquisition stock from time to time in connection with mergers, stock-for-stock exchanges or stock-for assets acquisitions. We intend to search actively for compatible businesses to acquire. When we use shares of acquisition stock, we expect them to be valued at or near the price being paid for our common stock in the securities market at that time. We may pay finder's fees in connection with the acquisition of a business by issuing shares of acquisition stock. We have not entered into an agreement that requires us to issue shares of acquisition stock. We cannot assure you that we will ever acquire a business with the acquisition stock.

Persons other than USURF America also are offering for sale a total of 885,584 shares of our common stock, which we call the selling shareholder stock. 555,107 of these shares have been issued by us and 330,477 of these shares will be issued by us upon the exercise of common stock purchase warrants. The selling shareholder stock will be offered and sold from time to time by the owners of this stock, who we call the selling shareholders. USURF America will receive none of the proceeds of any sales by the selling shareholders.

USURF America is paying nearly all of the expenses of this offering. Normal broker fees and any applicable transfer taxes will be paid by the selling shareholders.

USURF Amerirca's common stock is traded on the American Stock Exchange under the symbol "UAX". On February 22, 2000, the closing price of USURF America's common stock was $7.875 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISK. PLEASE SEE "RISK FACTORS", BEGINNING ON PAGE 5, FOR AN EXPLANATION OF SOME OF THESE RISKS.

	The date of this Prospectus is _______________, 2000

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                                TABLE OF CONTENTS

                                                               Page
SUMMARY
THE OFFERING
SUMMARY PRO FORMA FINANCIAL DATA
SUMMARY HISTORICAL FINANCIAL DATA
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
DILUTION
USE OF PROCEEDS
TRADING AND MARKET PRICES
DIVIDENDS
CAPITALIZATION
SELECTED FINANCIAL DATA
RECENT CHANGE OF INDEPENDENT AUDITOR
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS
REGULATION
RECENT DEVELOPMENTS
BUSINESS
MANAGEMENT
CERTAIN TRANSACTIONS
PRINCIPAL SHAREHOLDERS
LITIGATION
PLAN OF DISTRIBUTION
SELLING SHAREHOLDERS
DESCRIPTION OF SECURITIES
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS

                                    SUMMARY

This summary highlights information contained elsewhere in this prospectus.
 This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully.

Our Business

We are a full-service Internet Service Provider (ISP) with over 30,000 customers. Today, we provide Internet access primarily by traditional telephone line, or dial-up, connections. We also provide Internet access through a wireless system to a small number of customers. Nearly all of our dial-up customers are serviced by our CyberHighway subsidiary, which we acquired in January 1999.

We own a proprietary wireless Internet access system, known as "Quick-CellTM". Our management has committed all of our resources to the commercial exploitation of our Quick-Cell products. We have begun a full-scale sales and installation effort in Albuquerque, Santa Fe and Las Vegas, New Mexico. It is our goal to establish Quick-Cell systems in 110 U.S. cities by the end of 2000. We believe we will be able to reach this goal, but we may fall short of our goal, unless we obtain more operating capital. You should read the risk factors, beginning on page 5, before you buy USURF America common stock.

Our Services

In addition to our dial-up and wireless Internet access services, we offer other Internet-related services. These other services include web hosting, web page design and e-commerce solutions. We also own and operate "www.e-tail.com", an Internet site with links to many of the Internet's most popular commercial sites. However, we believe that any future success of USURF America lies in the successful sales and installation of our Quick-Cell wireless Internet products.

Our Market

We designed our Quick-Cell wireless Internet access products to permit us to offer high-speed, high-quality Internet access at prices up to 60% below local market prices for comparable traditional, hard-wire Internet access.
Our first full-scale sales and installation effort promotes our T-1 and DSL (digital subscriber line) equivalent speed Internet connections. We believe the small and medium size business market segments present the greatest opportunity for us to achieve rapid sales of our Quick-Cell products.

During the second calendar quarter of 2000, we plan to commit capital to our planned national dial-up service reseller program. Our resellers receive monthly per-customer residuals for their sales efforts.

As our company matures, we expect to start developing our e-tail.com e-commerce web portal. Through e-tail.com, we will offer complete e-commerce solutions for business. It is estimated that the amount of commerce conducted over the Internet will exceed $1.0 trillion by 2003. With the coupling of our Quick-Cell wireless Internet access services and our e-tail.com web portal, we believe we are well-positioned to capitalize on the opportunity presented by the rapid growth of the Internet.

Our Strategy

We believe the future of the Internet is in wireless access, as customers demand increasing bandwidth capacities at more affordable costs.

Our goal is to become the leading provider of wireless Internet access services. To achieve this objective, in as short a time-frame as possible, we are actively pursuing the following strategies:

	-	Free Customer-Premises Wireless Modems.

	-	Free Installation and Set-up.

	-	Free First-Month's Wireless Internet Access Service.

We believe our ability to offer our Quick-Cell wireless Internet access for no up-front cost provides a competitive advantage in gaining market share in each of our local markets.

Our dial-up Internet access sales and e-tail.com services add depth to Our product line, giving us an ability to provide Internet access options or Internet-related services that can be useful to the vast majority of consumers.

Our Address

USURF America was organized as a Nevada corporation in November 1996, under the name "Media Entertainment, Inc. In 1998, we changed our name to "Internet Media Corporation", then to our current name in June 1999. Our principal office is located at 8748 Quarters Lake Road, Baton Rouge, Louisiana 70809. Our telephone number is (225) 922-7744; our fax number is
(225) 922-9123. Our web site can be located at www.usurf.com. Information contained on our web site should not be considered a part of this prospectus.

                                  THE OFFERING

We will offer shares of the acquisition stock from time to time in the future for the purpose of acquiring businesses. The price per share of the acquisition stock on any issuance will be negotiated; the consideration for the acquisition stock will be stock or assets, not cash. We have not agreed to issue any of the acquisition stock.

Selling shareholders are also offering for sale their respective shares of selling shareholder stock, as described under "Plan of Distribution" and "Selling Shareholders", beginning on page ___.

     Common Stock offered by:
          USURF America                  2,000,000 shares
          Selling Shareholders           885,584 shares (1)

     Common Stock Outstanding Prior
      to this Offering                   12,900,477 shares

     Common Stock Outstanding After
      this Offering                      15,230,954 shares (2)

     American Stock Exchange
      Trading Symbol:                    UAX
     ___________
     (1) 555,107 of these shares are currently issued and outstanding and will be offered and sold by the selling shareholders. 330,477 of these shares may be purchased from USURF America upon the exercise of certain common stock purchase warrants and thereafter offered and sold.
     (2) Assumes: (A) the issuance of all 2,000,000 shares of the acquisition stock and (B) exercise of all 330,477 outstanding common stock purchase warrants.

                      SUMMARY PRO FORMA FINANCIAL DATA

Set forth below is our summary unaudited pro forma condensed statements of operations data for the year ended December 31, 1998. This summary data assumes that our acquisition of CyberHighway had occurred on January 1, 1998.

This summary pro forma financial information should be read in conjunction with the consolidated financial statements appearing elsewhere in this prospectus.

STATEMENT OF OPERATIONS DATA:
                                        Year Ended
                                         12/31/98
                                        (unaudited)

Revenues                                 $ 2,454,596
Total Operating Expenses                  10,330,847
Operating Loss                            (7,876,251)
Net Loss                                  (6,124,330)
Net Loss Per Share                           (.65)
Weighted Average Number of
    Shares Outstanding                     9,360,506

Set forth below is our summary unaudited pro forma condensed balance sheet as of December 31, 1998. This summary data assumes that our acquisition of CyberHighway had occurred on December 31, 1998.

This summary pro forma financial information should be read in conjunction with the financial statements of the Company appearing elsewhere in this prospectus.

BALANCE SHEET DATA:
                                             As at
                                           12/31/98
                                          (unaudited)

Current Assets                            $   314,283
Total Assets                               21,772,750
Working Capital (Deficit)                    (160,161)
Current Liabilities                           474,444
Deferred Tax Liability                      5,260,690
Shareholders' Equity                       16,037,616

                     SUMMARY HISTORICAL FINANCIAL DATA

Set forth below is our summary consolidated statements of operations data for the period from inception (December 28, 1995) through December 31, 1998, for the years ended December 31, 1996, 1997 and 1998, and for the nine months ended September 30, 1999, and summary balance sheet data as of December 31, 1997 and 1998, and September 30, 1999.

This summary financial information should be read in conjunction with the consolidated financial statements appearing elsewhere in this prospectus.

STATEMENT OF OPERATIONS DATA:

               Nine                                            Cumulative

               Months                                          Since
Inception
               Ended             Year Ended December 31,       (12/28/95)

               9/30/99        1998        1997        1996     to 12/31/98

              (unaudited)   (audited)   (audited)   (audited)  (unaudited)

Revenue       $2,047,364    $    5,440   $    596    $ 3,337    $     9,373

Expenses       8,151,874     1,043,066    625,400     27,574      1,696,040

Net Loss       5,619,445     1,037,626    624,804     24,237      1,686,667

Loss per
 share          (.51)        (0.14)       (0.10)     (0.04)       (0.36)

Weighted
 Average
 Number of
 Shares
 Outstanding  11,034,764     7,361,275    6,193,678   631,622     4,715,763


BALANCE SHEET DATA:

                               As at        Year Ended December 31,
                              9/30/99         1998           1997
                            (unaudited)     (audited)     (audited)

Working Capital (Deficit)   $  (133,635)    $ (240,806)   $ (198,714)
Total Assets                 22,063,067        333,659       236,256
Total Current Liabilities       487,430        249,071       198,938
Shareholders' Equity         16,915,416         84,588        37,318

                                RISK FACTORS

This offering involves a high degree of risk. You should consider carefully the following risks before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. This could cause the market price of our common stock to decline, and you could lose all or part of your investment.

                           Risks Related to Our Business

BECAUSE WE HAVE A SHORT OPERATING HISTORY, THERE IS A LIMITED AMOUNT OF INFORMATION ABOUT US UPON WHICH YOU CAN EVALUATE OUR BUSINESS AND POTENTIAL FOR FUTURE SUCCESS.

We were incorporated in 1996 and have only a limited operating history upon which you can evaluate our business and prospects. You must consider the risks and uncertainties frequently encountered by early stage companies in new and rapidly evolving markets, such as the market for Internet access services. Some of these risks and uncertainties relate to our ability to:

	-	achieve customer acceptance of our Quick-Cell wireless Internet access products;

	-	expand our subscriber base, wireless and dial-up, and subscriber-related revenues;

	-	compete successfully in a highly competitive market;

	-	gain access to sufficient capital with which to support anticipated growth;

	-	recruit and train qualified employees; and

	-	upgrade our network systems and infrastructure.

We cannot assure you that we will successfully address any of these risks and uncertainties.

OUR INDEPENDENT AUDITOR EXPRESSED SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

In its opinion on our financial statements for the year ended December 31, 1998, our independent auditor, Weaver and Tidwell, L.L.P., expressed substantial doubt about our ability to continue as a going concern. Please review the Independent Auditor's Report and Note 1 to the consolidated financial statements appearing elsewhere in this prospectus.

WE HAD AN ACCUMULATED DEFICIT OF $7,306,112 AS OF SEPTEMBER 30, 1999, AND WE EXPECT TO CONTINUE TO INCUR LOSSES FOR THE FORESEEABLE FUTURE.

We have had substantial losses since our inception and our operating losses may continue in the future. As we pursue full-scale sales and installation of our Quick-Cell wireless Internet products, we expect our operating expenses to increase significantly, especially in the areas of sales and marketing. As a result of these expected cost increases, we will need to generate increased quarterly revenues to become profitable. Accordingly, we cannot assure you that we will ever become or remain profitable. If our revenues fail to grow at anticipated rates or our operating expenses increase without a commensurate increase in our revenues, our financial condition will be adversely affected. Our inability to become profitable on a quarterly or annual basis would have a materially adverse effect on our business and financial condition.

OUR RESULTS OF OPERATIONS MAY VARY FROM QUARTER TO QUARTER IN FUTURE PERIODS, AND, AS A RESULT, WE MAY FAIL TO MEET THE EXPECTATIONS OF OUR INVESTORS AND ANALYSTS, WHICH COULD CAUSE OUR STOCK PRICE TO FLUCTUATE OR DECLINE.

Our revenues and results of operations have fluctuated in the past and could fluctuate significantly in the future, as we follow our commitment of resources to exploiting our Quick-Cell wireless Internet products. A variety of factors, many of which are beyond our control, could cause our operating results to fluctuate. These factors include:

	-	market acceptance of our Quick-Cell wireless Internet access products and enhanced versions of our dial-up products and services;

	-	the rate of new Internet access subscriber acquisition;

	-	Internet access subscriber retention;

	-	changes in our pricing policies or those of our competitors;

	-	capital expenditures and other costs relating to the expansion of our operations;

	-	the timing of new product introductions and service announcements made by us or our competitors;

	-	personnel changes;

	-	the introduction of alternative technologies;

	-	the effect of any acquisitions made by us;

	-	increased competition in our markets; and

	-	new and/or more restrictive governmental regulations.

A significant portion of our operating expense is related to personnel costs, marketing programs and overhead, which cannot be adjusted quickly and are, therefore, relatively fixed in the short term. Our operating expense levels are based, in part, on our expectations of future revenue. If actual revenues are below our expectations, our results of operations and financial condition would be materially and adversely affected.

Due to all of the foregoing factors and the other risks discussed in this prospectus, you should not rely on period-to-period comparisons of our results of operations as an indication of future performance. It is possible that, in some future periods, our results of operations may be below the expectations of public market analysts and investors. In this event, the market price of our common stock is likely to fall.

WE MAY NOT BE ABLE TO MAINTAIN OUR AGGRESSIVE GROWTH STRATEGY.

We have implemented a very aggressive growth strategy, as we attempt to exploit our Quick-Cell wireless Internet products. This strategy is expected to place a significant strain on our managerial, operational and financial resources. In particular, our planned wireless Internet expansion will require significant capital with which to purchase equipment necessary for the construction and implementation of locations. We may not ever obtain needed capital. We believe that the growth of our wireless Internet access business will be impeded, if impeded at all, primarily by a lack of capital, rather than by a lack of customer acceptance.

We are attempting to improve our operational systems, procedures and controls, in order to manage our growth. Should we fail to improve our systems and controls, the quality and reliability of our services may decline and levels of customer satisfaction could be harmed.

WE NEED SIGNIFICANT CAPITAL TO ACHIEVE OUR AGGRESSIVE GROWTH PLAN.

Our ability to grow will depend, in large measure, on our ability to expand our wireless Internet access business. This will require significant equipment expenditures and advance expenditures and commitments for leased telecommunications facilities and advertising. Our operations provide a level of funds that permits us to grow at a slow rate. For us to grow quickly, we must obtain significant additional capital. We are currently seeking an investment of approximately $10,000,000. We cannot assure you that we will be able to obtain needed additional capital. Should available sources of financing be insufficient or unavailable, we would reduce the scope of our growth plans.

WE DEPEND HEAVILY ON OUTSIDE SUPPLIERS.

We depend on third-party suppliers of hardware components and telecommunications carriers to provide equipment and networking services. We obtain our wireless-Internet-related equipment from a single source, and acquire dial-up-related hardware components used in our network system from just a few sources, including server/processors manufactured by Intel, modems manufactured by Lucent Technologies and U.S. Robotics and high performance routers, which are devices that receive and transmit data between different networks, manufactured by Cisco Systems. We rely on a few local telephone companies and others, such as U.S. West, Electric Lightwave and GST, to lease data communications capacity via local telecommunications lines and leased long-distance lines. We currently rely on NaviNet, Inc., ioNET, Inc., a division of PSINet, Inc., and Electric Lightwave for a significant portion of our Internet network, as well as Internet backbone access in most markets.

WE MAY NOT BE ABLE TO MANAGE SUCCESSFULLY OUR GROWTH, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

As we implement our wireless Internet growth strategy, we expect to grow rapidly for the foreseeable future, both by hiring new employees and serving new geographic markets. Our expected growth will place a significant strain on our management and operating and financial systems.

Our personnel, systems, procedures and controls may be inadequate to support our future operations. In order to accommodate our expected increase in size of our operations, we will need to hire, train and retain appropriate personnel to manage our operations. We will also need to improve our financial and management controls, reporting systems and operating systems. We currently intend to reform several internal systems, including our recruiting and management systems. We may encounter difficulties in developing and implementing these new systems, which could have a materially adverse effect on our results of operations.

WE HAVE NOT YET BUILT A REDUNDANT NETWORK OPERATIONS CENTER THAT COULD HELP AVOID SERVICE INTERRUPTIONS.

Nearly all of our computer equipment, including critical equipment dedicated to our Internet access services, is presently located at a single facility in Boise, Idaho, and we have not yet built a "mirror" site. A "mirror" site is a redundant network operations center that can process Internet access customers, in the event the Boise network operations center experiences service interruption. Because we lack a mirror site, the occurrence of a natural disaster or the failure of one or more systems at this network operations center could cause interruptions in Internet services.

In the ISP industry, extensive or multiple interruptions in Internet services are a primary reason for customer decisions to cancel the use of a particular Internet access service. Accordingly, any disruption of our services, due to system failure, could materially and adversely affect our business, financial condition and operating results.

OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO KEEP PACE WITH THE INTERNET'S RAPID TECHNOLOGICAL CHANGES, EVOLVING INDUSTRY STANDARDS AND CHANGING CUSTOMER NEEDS.

The Internet access market is susceptible to rapid changes, due primarily to technology innovations, as well as evolving industry standards, changes in subscriber needs and frequent new service and product introductions. New services and products based on new technologies or new industry standards expose us to risks of equipment obsolescence. We must use leading technologies effectively, continue to develop our technical expertise and enhance our existing services on a timely basis to remain competitive in this industry. While the development of our proprietary wireless Internet access and other wireless technologies are expected to aid us in our efforts to remain on the leading edge of Internet-related technology, we cannot assure you that this will be the case.

Our ability to compete successfully in our markets also depends on the continued compatibility of our services with products and systems utilized and sold by various third parties. Although we intend to support emerging standards in the Internet access market, as well as in the enhanced business services market, we may not be able to do so. Our failure to do so could cause us to lose a competitive position in our markets.

Even though our Quick-Cell wireless Internet access technology is a leading-edge Internet access delivery system, we cannot be certain that this technology will permit us to remain competitive in our markets. Nevertheless, we will continue to pursue the development of faster, more efficient Internet access technologies, though we may be unable to support future product development costs.

OUR GROWTH PLANS DEPEND ON THE CONTINUED GROWTH AND DEVELOPMENT OF THE INTERNET AND ITS INFRASTRUCTURE.

During the past five or so years, the use of the Internet has grown exponentially. Although we believe our Quick-Cell wireless Internet access technology is positioned as a replacement for traditional, hard-wire-based Internet access, a portion of our expected growth depends on the continued growth of the Internet, the growth of the dial-up access market, and the continued development of the Internet as a viable commercial medium. If the use of the Internet does not continue to grow or evolves in a way that we are unable to address effectively, it is likely that our business, financial condition and operating results would be materially and adversely affected.

We cannot assure you that the growth of the Internet will continue or that a sufficient number of consumers will adopt and continue to use the Internet. Internet usage may be inhibited for a number of reasons, including:

	-	inadequate Internet infrastructure;

	-	security concerns; and

	-	inconsistent quality of service.

We cannot assure you that the Internet infrastructure will be able to support expected growth or that the reliability and performance of the Internet will not decline as a result of this growth. If widespread outages or delays occur in the Internet network infrastructure in the future, web usage could grow more slowly than anticipated or decline.

WE FACE RISKS ASSOCIATED WITH GOVERNMENT REGULATION OF AND LEGAL
UNCERTAINTIES SURROUNDING THE INTERNET.

All Internet-related activities have increasingly come under scrutiny by state and federal regulators. These regulators may, with or without rational bases, adopt additional laws and regulations relating to content, user privacy, pricing and copyright infringement.

Any new law of regulation pertaining to the Internet, or the application or interpretation of existing laws, could increase our cost of doing business or otherwise have a materially adverse effect on our business, results of operations and financial condition. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take several years to determine whether and how existing laws governing intellectual property, copyright, privacy, obscenity, libel and taxation apply to the Internet. In addition, the growth and development of e-commerce may prompt calls for more stringent consumer protection laws, both in the United States and overseas.

Our Quick-Cell wireless Internet access products operate in unregulated spectra, primarily in the 2400 MHz spectrum, and we expect that this spectrum will remain unregulated.

BREACHES IN SECURITY AND COMPUTER VIRUSES ON THE INTERNET MAY ADVERSELY AFFECT OUR BUSINESS BY SLOWING THE GROWTH OF THE INTERNET.

The need to transmit securely confidential information, such as credit card and other personal information, over the Internet has been a significant barrier to e-commerce and Internet communications. Any well-publicized compromise of security could deter consumers and businesses from using the Internet to conduct transactions that involve transmitting confidential information, including purchases of goods and services. Decreased Internet traffic as a result of general security concerns or viruses could hurt our results of operations.

CONSUMERS MAY NOT ACCEPT OUR QUICK-CELL WIRELESS INTERNET ACCESS PRODUCTS.

We intend to be the first wireless ISP of its kind in each of our markets. While we expect that our wireless Internet access products will be readily accepted by consumers, we cannot assure you that they will be accepted by enough consumers to permit us to earn a profit.

WE FACE SEVERE COMPETITION FOR INTERNET ACCESS CUSTOMERS.

The market for Internet access services is extremely competitive and highly fragmented. As there are no significant barriers to entry, we expect that competition will intensify over time. We also believe that the primary competitive factors determining success as an ISP are:

	-	a reputation for reliability and high-quality service;

	-	effective customer support;

	-	Internet access speed;

	-	pricing;

	-	effective marketing techniques for customer acquisition;

	-	ease of use; and

	-	scope of geographic coverage.

We believe we can, and in the future will, more effectively, compete in our markets. However, if we cannot compete successfully in our markets, our operating results and financial condition would be materially and adversely affected.

Our competitors include many large, nationally-known companies, such as America Online, Mindspring, Earthlink and Flashnet. These and other companies possess greater resources, particularly access to capital sources, market presence and brand name recognition than do we. In addition, we will face competition from other wireless Internet access providers, such as Metricom. We believe our Quick-Cell wireless Internet access products are superior to other similar products.

WE DEPEND ON OUR KEY PERSONNEL; THE LOSS OF ANY KEY PERSONNEL COULD DISRUPT OUR OPERATIONS, ADVERSELY AFFECT OUR BUSINESS AND RESULT IN REDUCED REVENUES.

Our future success will depend on the continued services and on the performance of our senior management and other key employees. In particular, we depend on our president, David M. Loflin. While we have entered into an employment agreement with Mr. Loflin, the loss of his services for any reason could seriously impair our ability to execute our business plan, which could reduce our revenues and have a materially adverse effect on our business and results of operations. We have not purchased any key-man life insurance.

OUR ABILITY TO HIRE, TRAIN AND RETAIN QUALIFIED EMPLOYEES IS CRUCIAL TO OUR ABILITY TO GROW AND TO COMPETE EFFECTIVELY.

To succeed, we must hire, train, motivate, retain and successfully manage employees with skills related to the Internet and its rapidly changing technologies. Because of the recent and rapid growth of the Internet, professionals who have Internet expertise and can perform required functions are, in many markets, scarce, and competition for these individuals is intense. We might not be able to hire persons with needed expertise or to train, motivate, retain and successfully manage the employees we do hire. This could hinder our ability to compete successfully in our markets. While our key employees are subject to non-competition agreements, these agreements are difficult to enforce. As a result, our employees may leave us for our competitors or start their own companies in competition with us. If we fail to attract, train and retain key personnel, our business would be materially and adversely affected.

OUR DIRECTORS AND EXECUTIVE OFFICERS OWN ENOUGH OF OUR COMMON STOCK EFFECTIVELY TO CONTROL DIRECTORS' ELECTIONS AND THEREBY CONTROL OUR MANAGEMENT POLICIES.

Our directors and executive officers own approximately 47% of our common stock. Three of our directors, as well as two other persons, have entered into a voting agreement relating to the voting in elections of directors. Currently, approximately 47% of our outstanding shares of common stock are subject to this voting agreement. These shareholders will be able effectively to control the outcome of corporate actions requiring shareholder approval by majority action. Their stock ownership may have the effect of delaying, deferring or preventing a change in control of USURF America. A more complete description of this voting agreement may be found under the heading "Certain Transactions", page ___.

WE OWE OUR PRESIDENT OVER $400,000; WE OWE OUR PRESIDENT AND ONE OF OUR VICE PRESIDENTS BACK SALARY.

We currently owe our president, David M. Loflin, $409,926 (plus accrued interest) for money loaned to us over the past three years. All of the funds loaned by Mr. Loflin are payable on demand and bear interest at 8% per annum. Mr. Loflin has advised us that he does not intend to demand repayment, until we are able to make the repayment without adversely affecting our financial condition. We would experience a materially adverse effect on our financial condition, should Mr. Loflin change his intention.

Beginning in July 1999, the salaries of David M. Loflin and one of our vice presidents, Waddell D. Loflin, began to accrue. The salaries of Messrs. Loflin will continue to accrue at the collective rate of approximately $21,000 per month, until payment of their accrued salaries will not adversely affect our financial condition.

TO EXPLOIT FULLY OUR WIRELESS INTERNET ACCESS TECHNOLOGIES AND TO REMAIN COMPETITIVE IN THE FUTURE, WE NEED FINANCING, WHICH MAY NOT BE AVAILABLE ON TERMS ACCEPTABLE TO US, IF AT ALL.

We are attempting to secure approximately $10,000,000 in private equity funding for use in implementing our business plan. Without a significant level of funding, we will not be able to expand rapidly our wireless Internet business. We will also require additional funding in the future, to sustain our anticipated growth. We cannot assure you that we will obtain needed funding. Should we fail to obtain needed funding, we would be unable to generate significant revenue growth in the near term.

OUR BUSINESS PLAN IS NOT BASED ON INDEPENDENT MARKET STUDIES.

Our plans for implementing our business strategy and achieving profitability are based on the experience, judgment and certain assumptions of our key management personnel, and upon other available information concerning the communications industry. We have not commissioned any independent market studies concerning the extent to which customers will utilize our services and products. We cannot assure you that our assumptions will prove correct.

FUTURE ACQUISITIONS OR INVESTMENTS COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES, INCREASE OUR EXPENSES AND ADVERSELY AFFECT OUR BUSINESS.

We anticipate that a portion of any future growth will be accomplished by acquiring existing businesses with acquisition stock. The success of any acquisitions will depend upon, among other things, our ability to integrate acquired personnel, operations, products and technologies into our organization effectively, to retain and motivate key personnel of acquired businesses and to retain customers of acquired firms. We cannot assure you that we will be able to identify suitable acquisition opportunities, obtain any necessary financing on acceptable terms or successfully integrate acquired personnel and operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and materially and adversely affect our results of operations.
Any future acquisitions would involve certain other risks, including the assumption of additional liabilities, potentially dilutive issuances of equity securities and diversion of management's attention from other business concerns. Our issuance of acquisition stock will reduce your ownership percentage of our common stock.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

We currently rely on common law principles for the protection of our copyrights and trademarks and trade secret laws to protect our proprietary intellectual property rights. We expect to file patent applications relating to our Quick-Cell wireless Internet access products in the near future. We will file trademark applications relating to the "Quick-Cell" brand name, the "US.RF Wireless Internet" brand name and the "USURF America" brand name in the near future. Without patent or trademark protection, the existing trade secret and copyright laws afford us only limited protection. Third parties may attempt to disclose, obtain or use our technologies. Others may independently develop and obtain patents or copyrights for technologies that are similar or superior to our technologies. If that happens, we may need to license these technologies and we may not be able to obtain licenses on reasonable terms, if at all.

                      Risks Associated With This Offering

YOU WILL SUFFER SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THE COMMON STOCK YOU PURCHASE.

Because we intend to issue shares of acquisition stock at market-level prices, you will suffer substantial and immediate dilution, due to the lower book value per share of our common stock compared to the purchase price per share of our common stock. We cannot predict your actual dilution, because dilution will be different for each business acquisition, as well as for each sale of selling shareholder stock.

THE MARKET PRICE OF OUR COMMON STOCK WILL CONTINUE TO BE VOLATILE, AND IT MAY DROP UNEXPECTEDLY.

The market price of our common stock has fluctuated significantly in the past and we expect this volatility to continue in the future. Since our common stock became listed on the American Stock Exchange in October 1999, the trading volume has become more consistent, though periodic fluctuations in price still occur. Nevertheless, it is possible that the market price of our common stock could fall below the price you paid for your shares of our common stock.

In the past, securities class action litigation has often been brought against a company following a period of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could have a material adverse effect on our business and the market price of our common stock.

WE DO NOT EXPECT TO PAY CASH DIVIDENDS FOR THE FORESEEABLE FUTURE.

We do not anticipate the payment of cash dividends in the foreseeable future. Rather we intend to re-invest any profits. During 1998, we acquired shares of common stock of three private companies. Our board of directors declared dividends as to all of the shares of each of these private companies.

WE WILL NOT NEED SHAREHOLDER APPROVAL FOR ISSUANCES OF THE ACQUISITION STOCK; OUR MANAGEMENT WILL DECIDE WHETHER TO ACQUIRE A PARTICULAR BUSINESS.

It is likely we will issue shares of the Acquisition stock without prior approval of our shareholders. Our management, in their sole discretion, will determine whether a proposed business acquisition is to be completed. We cannot assure you that our management's decisions will benefit our business.

OUR DIRECTORS' LIABILITY FOR MONETARY DAMAGES IS LIMITED.

Our Articles of Incorporation, as amended, significantly limit the liability of our directors to our shareholders for breaches of fiduciary or other duties owed by them to USURF America.

THE FUTURE SALE OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK MAY NEGATIVELY AFFECT OUR STOCK PRICE.

Substantially all outstanding shares of our common stock, including the selling shareholder stock, are eligible for resale to the public, under the provisions of Rule 144 of the Rules and Regulations of the SEC. This amount of common stock represents a significant overhang on the market for our common stock. If a substantial number of shares comprising this overhang were sold in a short period of time, the market price for our common stock could fall.

In general, under Rule 144, a person who has beneficially owned his restricted stock for at least one year, including persons who may be deemed "affiliates", would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of our common stock (approximately 129,000 shares based on the current number of outstanding shares) or the average weekly trading volume of trading on all national securities exchanges and/or reported through the automated quotation system of a registered securities association of our common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about USURF America. However, a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned his restricted shares for at least two years, would be entitled to sell such shares under Rule 144 without regard to certain of the requirements described above.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. Discussions containing forward-looking statements may be found in the material set forth under "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", as well as in the prospectus generally. We generally use words such as "believes", "intends", "expects", "anticipates", "plans" and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above and elsewhere in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made, and we cannot assure you that our future results, levels of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

                                   DILUTION

A purchase of our common stock will result in substantial and immediate dilution in your investment. Dilution is the reduction of a purchaser's investment measured by the difference between the price per share of common stock and the net tangible book value per share following the purchase. We cannot predict the actual dilution you will incur when your purchase our common stock.

                               USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of shares of acquisition stock. Similarly, we will not receive any of the proceeds of sales of selling shareholder stock. However, should all of our currently outstanding common stock purchase warrants be exercised, we would receive cash proceeds of $1,346,013. We intent to apply all of these funds, if received, to the commercial exploitation of our Quick-Cell wireless Internet access products.

                           TRADING AND MARKET PRICES

>From 1997 through October 1999, our common stock was traded on the NASD's OTC Bulletin Board, first under the symbol "MEME", then under the symbol "USRF". The table below sets forth, for the periods indicated, the high and low bid and asked prices for our common stock, as reported by the OTCBB:

                                High       High      Low        Low
Quarter Ended:                  Bid        Ask       Bid        Ask

December 31, 1997               $.75       $.1.625   $.0625     $.21875

March 31, 1998                  $2.00      $3.00     $.03125    $.08
June 30, 1998                   $2.00      $2.0625   $.8125     $.875
September 30, 1998              $1.50      $1.625    $.75       $.84375
December 31, 1998               $5.3125    $5.50     $.50       $.53125

March 31, 1999                  $13.50     $13.75    $3.34375   $2.00
June 30, 1999                   $7.375     $5.6875   $3.5625    $3.60
September 30, 1999              $8.8125    $8.875    $3.28125   $3.4375

These prices represented quotations between dealers without adjustment for retail mark-ups, mark-downs or commissions, and may not have necessarily represented actual transactions.

Beginning on October 15, 1999, our common stock began to be traded on the American Stock Exchange. Since that date, the closing price for our common stock has ranged from $2.75 per share to $10.375 per share.

You should note that our common stock, like many newly-traded stocks, has experienced significant fluctuations in its price and trading volume. We cannot predict the future trading patterns of our common stock.

On February 22, the number of record holders of our common stock, excluding nominees and brokers, was approximately 1,096, holding 12,900,477 shares.

                                 DIVIDENDS

We have never paid cash dividends on our common stock. We intend to re-invest that any future earnings for the foreseeable future.

In 1998, we acquired shares of common stock of three private companies:

	-	1,500,000 shares of New Wave Media Corp., in exchange for all of our community-television-related assets;

	-	400,000 shares of Argo Petroleum Corporation, in exchange for 10,000 shares of our common stock; and

	-	800,000 shares of Woodcomm International, Inc., in exchange for 7,500 shares of our common stock.

Our board of directors declared dividends as to all of the shares of each of these private companies. None of the three dividend distributions will occur unless and until a registration statement relating to each distribution transaction has been declared effective by the SEC.

                                CAPITALIZATION

The following table sets forth our capitalization as of December 31, 1998, and September 30, 1999 (unaudited). This table should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus.

                                         As at                As at
                                        12/31/98             9/30/99
                                                           (unaudited)

Long-Term Debt                         $         0         $ 4,660,221
Shareholders' Equity:
  Common Stock - $.0001 par value;
  100,000,000 shares authorized,
  8,497,259 and 11,692,259 shares
  issued, respectively                         850               1,166
Additional Paid-in Capital               2,874,189          24,508,377
Deficit Accumulated During
  the Development Stage                 (1,686,667)          5,247,322
Other                                   (1,102,924)          2,345,945
Shareholders' Equity                        84,588          16,915,416
Total Capitalization                        84,588          21,575,637

                          SELECTED FINANCIAL DATA

The following selected financial data have been derived from our consolidated financial statements, which appear elsewhere in this prospectus. The selected financial data set forth below should be read in conjunction with our financial statements, related notes and other financial information included elsewhere in this prospectus.

STATEMENT OF OPERATIONS DATA - PRO FORMA

The following table sets forth the unaudited pro forma condensed statements of operations of USURF America and assumes the acquisition of CyberHighway occurred on January 1, 1998. In the opinion of our management, all adjustments necessary to present fairly these unaudited pro forma condensed statements of operations have been made.

                              Historical
                           USURF      Cyber-     Pro Forma      Pro Forma
                          America     Highway    Adjustments    Consolidated
                          -------     -------    -----------    ------------

Revenues                  $  5,440  $2,449,156   $        -      $ 2,454,596
Expenses
  Internet access cost           -     510,036            -          510,036
Equipment cost                   -     326,488            -          326,488
Depreciation and
  amortization               4,394     138,674    6,918,262(2)     7,061,330
General and
  administrative         1,030,070   1,292,526            -        2,322,596
Selling                          -     110,397            -          110,397
Total operating expense  1,034,464   2,378,121    6,918,262       10,330,847
Operating income
  (loss)                (1,029,024)     71,035   (6,918,262)      (7,876,251)
Other income
  (expense)             (    8,602)      6,960            -       (    1,642)
Income (loss) before
  taxes                 (1,037,626)     77,995   (6,918,262)      (7,877,893)
Income tax benefit               -           -   (1,753,563)(3)   (1,753,563)
Net income (loss)       (1,037,626)     77,995   (5,164,699)      (6,124,330)
Net income (loss) per
  share                   ($0.14)       $31.51                      ($0.84)
Weighted average number
  of shares outstanding  7,360,506       2,475                      9,360,506

STATEMENT OF OPERATIONS DATA - HISTORICAL:

                                                                  Cumulative
                    Nine                                          Since
                    Months                                        Inception
                    Ended           Year Ended December 31,
(12/28/95)
                   9/30/99        1998       1997       1996      to
12/31/98
                 (unaudited)   (audited)   (audited)   (audited)  (unaudited)
                 -----------   ---------   ---------   ---------  -----------

Revenue          $2,047,364    $5,440      $596        $3,337     $9,373
Expenses          8,151,874     1,043,066   625,400     27,574
1,696,040
Net Loss          5,619,445     1,037,626   624,804     24,237
1,686,667
Loss per share      (.51)        (0.14)      (0.10)     (0.04)      (0.36)

Weighted Average
 Number of Shares
 Outstanding      11,034,764    7,361,275   6,193,678    631,622
4,715,763

BALANCE SHEET DATA - PRO FORMA:

The following table sets forth the unaudited pro forma condensed balance sheets of USURF America and CyberHighway, as if the acquisition of CyberHighway occurred on December 31, 1998:

                              Historical
                           USURF      Cyber-     Pro Forma      Pro Forma
                          America     Highway    Adjustments    Consolidated
                          -------     -------    -----------    ------------

Current assets            $   8,265   $306,018   $        -     $   314,283
Property and equip-
  ment, net                 247,267    408,558      (72,692)(1)     583,133
Other assets                    170     13,480            -          13,650
Intangibles                  34,207          -   20,827,477(1)   20,861,684
Total assets                289,909    728,056   20,754,785      21,772,750
Current liabilities         191,552    282,892            -         474,444
Deferred tax liability            -          -    5,260,690(1)    5,260,690
Stockholders' equity         98,357    445,164   15,494,095(1)   16,037,616
Total liabilities and
  stockholders' equity      289,909    728,056   20,754,785      21,772,750

BALANCE SHEET DATA - HISTORICAL:

                                   As at         Year Ended December 31,
                                  9/30/99         1998          1997
                                (unaudited)     (audited)     (audited)

Working Capital (Deficit)       $  (133,635)    $(240,806)    $(198,714)
Total Assets                     22,063,067       333,659       236,256
Total Current Liabilities           487,430       249,071       198,938
Shareholders' Equity             16,915,416        84,588        37,318
____________
(1) To record the net assets purchased in connection with the CyberHighway acquisition and the amount attributable to cost in excess of net assets acquired based upon total purchase price of $15,940,000.
(2) Depreciation and amortization expense on acquired customer base, goodwill and property and equipment have been computed by amortizing them over their useful lives of 3 years.
(3) To record the income tax benefit based on temporary differences related to acquired customer base and property and equipment.

                   RECENT CHANGE OF INDEPENDENT AUDITOR

On January 11, 2000, we dismissed Weaver and Tidwell, L.L.P. as our independent auditor. At the time of the dismissal, there was no disagreement with respect to any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. On January 24, 2000, we engaged Postlethwaite & Netterville as our new independent auditor, which firm will audit our financial statements for the year ended December 31, 1999. The audit committee of our board of directors recommended this change in auditors and the full board approved the change. Our Current Report on Form 8-K, filed with the SEC on January 25, 2000, wherein the change in independent auditor is reported, is incorporated herein by this reference.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Background

In July 1999, we changed our name to "USURF America, Inc.", from "Internet Media Corporation". We were incorporated on November 1, 1996, under the name "Media Entertainment, Inc.", to act as a holding company in the wireless cable and community (low power) television industries. Our initial capitalization transaction included the purchase of Winter Entertainment, Inc. and Missouri Cable TV Corp. Due to current market conditions in the wireless cable industry, we have abandoned our efforts to develop these wireless cable properties. In furtherance of our plan to focus on the exploitation of our Quick-Cell wireless Internet access products and expansion of our other Internet services, we assigned all of our community (low power) television properties to New Wave Media Corp., in exchange for 1,500,000 shares of New Wave common stock. Our board of directors has declared a dividend with respect to all 1,500,000 New Wave shares.

In September 1998, we acquired the assets and going business of Desert Rain Internet Services, a Santa Fe, New Mexico-based ISP, for $25,000 in cash.

In June 1999, we acquired Santa Fe Trail Internet Plus, Inc., another Santa Fe, New Mexico-based ISP, for 100,000 shares of our common stock. The acquisition of Santa Fe Trail is reflected in the discussion below, with Santa Fe Trail's operating results from the date of its acquisition, June 2, 1999, through September 30, 1999, being included in this discussion.

In August 1999, we acquired the going business known as www.usurf.com, for 150,000 shares of our common stock. The acquisition of usurf.com is reflected in the discussion below, with usurf.com's operating results from the date of its acquisition, August 14, 1999, through September 30, 1999, being included in this discussion.

In August 1999, we acquired Premier Internet Services, Inc., an Idaho-based ISP, for 127,000 shares of our common stock. The acquisition of Premier Internet Services is reflected in the discussion below, with Premier Internet Service's operating results from the date of its acquisition, August 30, 1999, through September 30, 1999, being included in this discussion.

In August 1999, we acquired Net 1, Inc., an Alabama-based ISP, for 250,000 shares of our common stock. Because we have tendered the stock of Net 1 for rescission of the acquisition transaction, none of the operating data or balance sheet data associated with Net 1 is presented in this discussion. We are involved in arbitration of our demand for rescission. Although we believe we will be successful in this arbitration, we cannot predict its outcome. A discussion of this arbitration proceeding appears under the heading "Litigation", page ___.

On January 29, 1999, we acquired CyberHighway, Inc., a Boise, Idaho-based ISP for 2,000,000 shares of our Common Stock. The results of operations discussed below include the operations of CyberHighway from January 29, 1999, through September 30, 1999.

The acquisition of CyberHighway fundamentally altered our outlook. Prior to this acquisition, jour growth plan called for either (1) the acquisition of small, local ISPs located in certain key cities, then essentially "plugging-in" our Quick-Cell wireless Internet access system into the acquired ISP's network system and marketing the Quick-Cell system or (2) the establishment of strategic relationships by licensing local ISPs in certain key cities to exploit our Quick-Cell wireless Internet access products. This growth strategy, while proving effective, proved also to be slow and relatively expensive.

With the acquisition of CyberHighway, not only did we acquire approximately 27,000 dial-up customers and a state-of-the-art network operations center, we also gained immediate access to customers in over 230 markets in which a CyberHighway-owned or affiliate-ISP provides Internet services.

Because USURF America, Winter Entertainment and Missouri Cable TV were combined in a reorganization of entities under common control, the presentation contained in our consolidated financial statements have been prepared in a manner similar to the pooling-of-interests method. The acquisitions of CyberHighway, Desert Rain Internet Services, Santa Fe Trail, usurf.com and Premier Internet Services were accounted for as purchases, not as pooling of interests. Reference is made to the notes to our consolidated financial statements appearing elsewhere in this prospectus. The following discussion reflects this financial statement presentation.

Recent Restructuring

In July 1999, sweeping changes were made to the management of CyberHighway.
 These changes included completely replacing the board of directors and officers of CyberHighway, as well as a significant workforce reduction. Additional personnel reductions have been made. Certain business functions, including customer support services, have been moved from the Boise network operations center to our Santa Fe, New Mexico, point-of-presence. The changes in the management of CyberHighway were made due to differing managerial philosophies. Under the prior management, CyberHighway had, during May 1999, begun to sustain operating losses, primarily due to the addition of numerous salaried salespersons, who failed to produce sales revenues. The new management of CyberHighway instituted the restructuring and personnel reductions as the only means by which it could return CyberHighway to a positive cash flow position. In September 1999, CyberHighway's cash flow returned to a positive status, in line with its 1998 cash flow results.

Present Business Focus

In October 1999, our management determined to commit, for the foreseeable future, all available capital to the commercial exploitation of our Quick-Cell wireless Internet access products. We intend to continue to pursue acquisitions of ISPs, as well as the acquisition of businesses complimentary to our core Internet access business.

Acquisitions After September 30, 1999

Since September 30, 1999, we have completed three acquisitions:

	-	in November 1999, we acquired the customer base of Cyber Mountain, Inc., a Denver, Colorado-based ISP, for 25,000 shares of our common stock;

	-	in December 1999, we acquired a portion of the ISP-related equipment and customer base of CyberHighway of North Georgia, Inc., a Demorest,
Georgia-based ISP, for 53,000 shares of our common stock;

	-	in February 2000, we acquired The Spinning Wheel, Inc., an Idaho-based
ISP, for 81,063 shares of our common stock; and

	-	in February 2000, we acquired Internet Innovations, L.L.C., a Baton
Rouge, Louisiana-based web design firm, for 50,000 shares of our common stock.

None of these acquisitions is reflected in this discussion.

Settlement Agreement

On November 30, 1999, we entered into a settlement agreement and mutual release, which settled certain legal proceedings in which USURF America and CyberHighway had been involved. The parties to the settlement agreement were: USURF America, CyberHighway, Julius W. Basham, II, our former chief operating officer and a current director, William Kim Stimpson and David W. Brown. Messrs. Stimpson and Brown are former employees of CyberHighway.

Pursuant to this settlement agreement, certain legal proceedings were settled in full and we delivered to Messrs. Basham, Stimpson and Brown a total of 340,000 shares of our common stock. We are paying the total sum of $43,325 for reimbursement of attorneys' fees paid by Messrs. Basham, Stimpson and Brown

The 340,000 shares issued to Messrs. Basham, Stimpson and Brown were valued at $2.6875 per share, or $913,750, in the aggregate. The price per share assigned to the issued shares was the closing price of our common stock, as reported by the American Stock Exchange, on November 30, 1999. The $43,325 being paid as reimbursement of attorneys' fees all will be expensed in the year ended December 31, 1999. With respect to the 340,000 shares, we will suffer a charge against earnings in the amount of $913,750, or approximately $.07 per share, which amount will be recognized in the year ended December 31, 1999. The total charge against earnings in 1999 resulting from the settlement agreement is expected to be $957,075.

Results of Operations

  Subsequent to September 30, 1999.

In December 1999, our president, David M. Loflin, loaned us $200,000 on open account. This loan bears interest at 8% per annum year and is payable on demand. Mr. Loflin has advised us that he does not intend to demand payment of this loan, until its repayment would not adversely affect our financial position. Approximately 50% of the $200,000 was used to purchase a portion of the equipment needed to expand the capacity of our Boise network operations center to handle up to 150,000 customers. The remainder of the funds were used for operating expenses and for working capital.

  Nine Months Ended September 30, 1999, versus Nine Months Ended September 30, 1998.

  General.

During the nine months ended September 30, 1998 (Interim 98), we had nominal revenues. During the nine months ended September 30, 1999 (Interim
99), we had revenues of $2,047,364 (unaudited). This increase in revenues is primarily attributable to the acquisition of CyberHighway. As discussed above, during Interim 98, we ceased, for the foreseeable future, activities in the wireless cable segment, in addition to disposing of all community-television-related assets.

For Interim 99, we suffered a net loss of $5,619,445 (unaudited) compared to a net loss of $847,083 (unaudited) for Interim 98. Our net loss for Interim 98 is attributable in large measure to the issuance of shares of our common stock pursuant to various consulting agreements, as well as the payment of accounts payable. During Interim 99, however, our net loss is attributable in large measure to the amortization and depreciation of acquired customer bases and goodwill ($5,433,339 [unaudited]), while $1,212,366 (unaudited) in professional fees, substantially all of which is attributable to stock issuances under various consulting agreements, and $979,291 (unaudited) in salary and commissions was expensed. During the last quarter of the year ended December 31, 1999 (Fiscal 99), we expensed approximately $670,000 of amortization of acquired customer bases and goodwill per month and approximately $120,000 each month, due to stock issuances under various consulting agreements. During Interim 99, we issued 500,000 shares of common stock under a consulting agreement. These shares were valued at $4.00 per share, or $2,000,000, in the aggregate. Approximately $33,000 will be expensed each month during the five-year term of this consulting agreement.

Since September 30, 1999, we have issued a total of 66,000 shares to three consultants. All of the shares were valued at $3.25 per share. These consulting agreements are short-term in nature, two being for a period of four months and one being for a period of six months. The values of these consulting agreements will be expensed in equal monthly amounts over their respective terms.

For the last quarter of Fiscal 99, we experienced a loss in line with the loss sustained for Interim 99, while cash flow from operations remained at levels similar to prior periods.

  Internet Segment.

During Interim 98, this segment generated no material revenues and operated at a small loss. During Interim 99, this segment generated all of our revenues and is expected to do so for the foreseeable future.

  Community Television and Wireless Cable Segments.

As described above, effective July 1, 1999, we assigned all of our
community television properties to New Wave Media Corp.   For Interim 98
and Interim 99, the wireless cable segment had no activity. As described above, we have ceased, for the foreseeable future, all wireless cable activities.

  Year Ended December 31, 1998, versus Year Ended December 31, 1997.

  General.

During the year ended December 31, 1997 (Fiscal 97), substantially all of our revenues were generated by the community television segment. During the year ended December 31, 1998 (Fiscal 98), substantially all of our revenues were generated by the Internet segment.

For Fiscal 98, we suffered a net loss of $1,037,626 compared to a net loss of $624,804 for Fiscal 97. The net loss for each period is attributable in large measure to the issuance of shares of our common stock pursuant to various consulting agreements. During Fiscal 98, a total of 1,655,759 shares were issued to consultants; these shares have been valued for financial accounting purposes at $1,556,900, in the aggregate. During Fiscal 98, $311,889 was expensed due to Fiscal 97 consulting agreements and $765,865 of the $1,556,900 Fiscal 98 consulting agreements was expensed. During Fiscal 97, a total of 404,000 shares were issued to consultants; these shares have been valued for financial accounting purposes at $750,000, in the aggregate. During Fiscal 97, $438,111 of such $750,000 was expensed. During Fiscal 99, we have expensed approximately $92,000 each month, due to the Fiscal 98 consulting agreements. Also, in March 1998, we issued a total of 80,000 shares of common stock to certain of our directors. Our board of directors valued these shares at $.80 per share. However, for financial reporting purposes, these shares were valued at $.56 per share, which was the last closing bid price for our common stock.

  Internet Segment.

The Internet segment came into existence during Fiscal 97. During Fiscal 97, the Internet segment did not generate any revenues and incurred a net loss of approximately $9,200 for the period. During Fiscal 98, this segment began to generate material revenues, following the acquisition of Desert Rain Internet Services, in September 1998. For all of Fiscal 98, this segment operated at a small loss. For all of Fiscal 99, the Internet segment operated at a modest loss due to one-time costs associated with the corporate restructuring at CyberHighway, beginning in July 1999, including attorneys' fees.

  CyberHighway Discussion.

For its fiscal years ended January 31, 1999, 1998 and 1997, CyberHighway had total revenues (audited) of $2,449,156, $2,058,501 and $1,047,515, respectively. CyberHighway had after tax profits (audited) of $77,995 for Fiscal 99 and $22,254 for Fiscal 98, while it incurred a net loss of $261,066 for Fiscal 97.

  Pro Forma Company/CyberHighway Discussion.

Assuming that the CyberHighway acquisition had occurred on January 1, 1998, USURF America would have had, on a pro forma basis for Fiscal 98, total revenues of $2,454,596 (unaudited) and a net loss of $6,124,330 (unaudited). This loss is primarily attributable to the amortization of the acquired customer base of CyberHighway. See the Notes to our financial statements included elsewhere in this prospectus.

  Community Television Segment.

For Fiscal 97, our only revenues were derived from the operations of our community television station in Baton Rouge, Louisiana, call sign: K13VE, Channel 13. For Fiscal 97, the community television segment had revenues of approximately $600 and a net loss of approximately $2,700. During Fiscal 98, this segment had no material revenues and suffered a nominal loss from operations. As described above, effective July 1, 1999, we assigned all of our community television properties to New Wave Media Corp.

  Wireless Cable Segment.

For Fiscal 97 and Fiscal 98, the wireless cable segment had no operating activity. As described above, we have ceased, for the foreseeable future, our wireless cable activities.

Liquidity and Capital Resources

  September 30, 1999.

>From our inception (November 1996) through June 1998, we required little capital with which to operate and had, throughout this period of time, a significant working capital deficit. In June 1998, we received the first of a total of $340,000 in a private offering of its securities. The success of this offering drastically improved our financial condition.

At September 30, 1999, our working capital deficit was $191,363 (unaudited) compared to a working capital deficit of $240,806 at December 31, 1998. This improvement in our liquidity position is attributable to our receipt of funds from private sales of equity securities, during Interim 99:

	-	in January 1999, we received $270,000 from the sale of securities;

	-	in May 1999, we received$105,000 from the sale of securities;

	-	in June 1999, we received$310,000 from the exercise of certain common stock purchase warrants; and

	-	in August 1999, we received $27,321 from the exercise of certain common stock purchase warrants.

Given the recent personnel reductions and other restructuring at CyberHighway, currently, we are relatively liquid. However, as discussed below, we lack the capital necessary to exploit, on a full-scale basis, our Quick-Cell wireless Internet access products. However, we continue to seek up to $10,000,000 for this purpose.

Our only long-term liability, a deferred tax liability item of $4,352,451 (unaudited), arose upon the acquisition of CyberHighway. It is possible that similar liability items may be added to our balance sheet, upon future acquisitions, although we cannot make any prediction in this regard.

>From inception through September 30, 1999, our president, David M. Loflin, has loaned us a total of approximately $249,000. These funds were used primarily for operating expenses. $40,000 of these loans have been repaid.

During the three months ended September 30, 1999, Mr. Loflin loaned us a total of $62,000. These funds were used primarily for one-time-only expenses associated with the restructuring of CyberHighway, including legal fees.

In December 1999, Mr. Loflin loan us an additional $200,000. These funds are being used primarily for use in the roll-out of our Quick-Cell wireless Internet access products, particularly in Santa Fe, New Mexico, and for working capital. Currently, we owe Mr. Loflin a total of $$409,926, plus accrued interest. The loans from Mr. Loflin bear interest at 8% per annum and are payable on demand. We do not currently have funds available to repay any of the loans from Mr. Loflin. Mr. Loflin has advised us that he does not intend to make further demand for repayment of these loans for the foreseeable future. Nevertheless, should Mr. Loflin make a demand for repayment, we could be unable to satisfy his demand, which would have a materially adverse affect on our financial condition and results of operations.

We suffered an extreme lack of liquidity, and attendant working capital deficit, until June 1998, when we received the first of a total of $340,000 in a private offering of our securities. With this infusion of funds, we were able to bring our accounts current and to proceed with the acquisition of Desert Rain Internet Services, which was acquired for $25,000 in cash. Until the acquisition of CyberHighway in January 1999, we were unable to accumulate working capital through operations; rather, the funds received in the June 1998 private offering provided working capital for the last half of Fiscal 98.

Just prior to the acquisition of CyberHighway, in January 1999, we received$270,000 in a private offering of securities. This infusion of funds allowed us again to bring our accounts current and to purchase equipment.

In May 1999, we received $105,000 in a private offering of securities.
These funds were applied to operating expenses and the purchase of equipment.

In June 1999, we received $310,000 from the exercise of certain common stock purchase warrants. Approximately 40% of the funds received from the exercise of these warrants was used for working capital and the balance of these funds was used to purchase needed Quick-Cell wireless Internet equipment and other Internet-related equipment.

In August 1999, we received $27,321 from the exercise of certain common stock purchase warrants. These funds were used for working capital.

Subsequent to September 30, 1999, the Company obtained $150,000 in a private offering of its securities. In such offering, 50,000 units of securities were sold for $3.00 per unit, each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $6.00 per share. Such funds were used for operating expenses and for the purchase of equipment.

Even with the recent influx of cash, we continue to seek capital with which to implement, on a full-scale basis, the commercial exploitation of our Quick-Cell wireless Internet access products. Without additional capital, our expected growth will be significantly impeded. We are seeking $10,000,000 for use in our Quick-Cell growth plan.

We expect that, prior to the end of the first half of 2000, certain common stock purchase warrants, representing an additional approximately
$1,300,000, will be exercised. However, we cannot assure you that these warrants will be exercised or, if exercised, the timing of their exercise.

  Commitment to Wireless Internet Business.

In October 1999, our management determined to apply, for the foreseeable future, all available capital to the exploitation of our Quick-Cell wireless Internet access products. However, we cannot assure you that we will obtain sufficient capital with which to implement fully our growth plan.

  Growth Strategy; Proposed Acquisitions.

During the past year, as we refined our growth strategy, we have determined that, as a purveyor of Internet access, for us to achieve the greatest growth and economies of scale, it is necessary for us to offer traditional dial-up Internet access and our Quick-Cell wireless Internet access products. Thus, to reach more Internet users, we will continue to provide high quality dial-up Internet access service as we continue to deploy our Quick-Cell wireless Internet access products.

We will also seek acquisitions of businesses that complement our core business. We have not agreed to any acquisition of this nature, and we cannot assure you that we will ever acquire another business.

  Quick-Cell Wireless Internet Strategy.

We are attempting to implement a plan designed to establish our Quick-Cell wireless Internet access products in 110 U.S. cities by the end of 2000. We have reached an tentative agreement with US West that would provide us with an extremely cost-effective connection to the Internet in our chosen markets, into which our Quick-Cell wireless Internet access systems would connect. We lack the capital needed to implement completely our growth plan and we cannot assure you that we will be successful in obtaining any capital.

  USURF America National Reseller Program.

With recently secured local dial-up Internet access agreements with national backbone providers, we have launched our "USURF America" high-quality dial-up Internet access service. The marketing of its dial-up access service is being accomplished by resellers, through our national reseller program. The resellers of our dial-up Internet access services receive continuing commissions for customers obtained through their efforts. Due to unexpected delays in the national launch of this national reseller program, we expect its National Reseller Program to begin to yield meaningful subscriber growth toward the end of the second quarter of 2000. We cannot assure you that our efforts to expand our customer base will be successful.

  Wireless Internet Joint Venture - Monroe, Louisiana.

During the second quarter of 1998, we entered into a joint venture agreement to implement our wireless Internet access system in Monroe, Louisiana. Because of internal problems with our joint venture partner, no joint venture operations have commenced. We intend to take over the joint venture operations sometime in the near future. However, we have not established a time frame for this action.

  Community Television Stations.

In furtherance of our plan to focus on the exploitation of our Quick-Cell wireless Internet access products, we assigned all of our community (low power) television properties to New Wave Media Corp., in exchange for 1,500,000 shares of New Wave common stock. Our board of directors declared a dividend with respect to all 1,500,000 New Wave shares.

  Cash Flows from Operating Activities.

During Interim 99, our operating activities used cash of $425,815 (unaudited). The use of cash in the current period is primarily due to our net loss of $5,619,445 (unaudited), primarily resulting from depreciation and amortization of $5,433,339 (unaudited). We also recognized non-cash consulting fees of $1,125,1773 (unaudited) on stock issued for services.
We also suffered deferred income taxes associated with our acquisition of CyberHighway of $1,183,920 (unaudited).

During Interim 98, our operations used cash of $341,484 (unaudited). The use of cash in this period was primarily due to our net loss of $847,083 (unaudited), which includes non-cash consulting fees of $553,874
(unaudited) on stock issued for services.

We recognized approximately $140,000 for consulting services performed for stock each month during the last quarter of Fiscal 99. We expect that our operations will provide a modest of amount of cash during the first half of 2000, though not at levels that would offset the recognition of non-cash consulting fees. We cannot predict that actual cash that will be provided by our operations.

  Cash Flows from Investing Activities.

Our investing activities during Interim 99 used cash of $221,887
(unaudited), all of which is attributable to capital expenditures of $423,295 (unaudited), which is offset by cash acquired in acquisitions of $186,318 (unaudited) and proceeds from the disposal of fixed assets of $15,090 (unaudited).

Our investing activities during Interim 98 used $30,000 (unaudited), $25,000 of which was used to acquire Desert Rain Internet Services and $5,000 of which was for the purchase of equipment. Although significant purchases of equipment are expected to be made by the Company during the first half of 2000, our management is unable to predict the level of such equipment purchases, due to their inability to predict levels of available capital for such use. We do not expect that investing activities will provide cash during the first half of 2000.

  Cash Flows from Financing Activities.

Our financing activities provided cash of $727,926 (unaudited) in cash during Interim 99, compared to Interim 98 when financing activities provided $348,941 (unaudited) in cash. In the current period, the sale of equity securities for $732,321 (unaudited) in cash provided the great majority of the cash provided by our financing activities, while $62,000 in
cash was derived from shareholder loans.   Nearly all of the cash during
the prior period was the result of sales of our common stock in a private offering. We continue to seek additional capital with which to pursue our business objectives. However, we cannot predict the level of cash that will be available to us, nor can we assure you that any cash will be provided by financing activities in the future.

  December 31, 1998.

>From our inception (November 1996) through June 1998, we required little capital with which to operate and had, throughout this period of time, a significant working capital deficit.

In June 1998, we received the first of a total of $340,000 in a private offering securities, which drastically improved our financial condition.
At December 31, 1998, we had a working capital deficit of $240,806 compared to a working capital deficit of $198,714 at December 31, 1997. Since inception, our president, David M. Loflin, has loaned us a total of $449,926. These funds have been used for operating expenses and for the purchase of equipment. We have repaid $40,000 of these loans. Mr. Loflin's loans bear interest at 8% per annum and are payable on demand. We do not currently possess funds necessary to repay Mr. Loflin. Mr. Loflin has advised us that he does not intend to make further demand for repayment for the foreseeable future. Nevertheless, should Mr. Loflin make a demand for repayment, we could be unable to satisfy his demand, which would have a materially adverse affect on our financial condition and results of operations.

  CyberHighway Discussion.

During the last fiscal year of CyberHighway, it operated from a position of liquidity. CyberHighway's liquidity at January 31, 1999, is a result of profitable operations for the 18 months preceding that time. At January 31, 1999, CyberHighway had working capital of $25,992, a figure that periodically moved upward, depending on the timing of receipt of accounts receivable. CyberHighway had a working capital deficit of $72,553 at January 31, 1998.

After January 31, 1999, CyberHighway began to operate at a small, but increasing loss, until our board of directors changed management of CyberHighway, in July 1999. In September 1999, the operations of CyberHighway showed results in line with historical results. A 30% reduction in work force is the primary reason for CyberHighway's quick turn-around, and further personnel reductions are expected to be made.

  Pro Forma Company/CyberHighway Discussion.

Assuming that the CyberHighway acquisition had occurred on January 1, 1998, USURF America would have had, on a pro forma basis, a working capital deficit of $217,680 (unaudited), total assets of $21,816,500 (unaudited), total liabilities of $5,792,653 (unaudited) and shareholders' equity of $16,023,847 (unaudited). See the Notes to our financial statements included elsewhere in this prospectus.

  Cash Flows from Operating Activities.

During Fiscal 98, our operations used $305,999 in cash compared to cash used of $112,120 during Fiscal 97. The use of cash in operations is a result of the lack of revenues compared to the operating expenses, and the increased use of cash during Fiscal 98 reflects our increased activities compared to the prior period.

  Cash Flows from Investing Activities.

During Fiscal 98, our investing activities used cash of $49,702 compared to $19,964 in Fiscal 97. During Fiscal 97, cash used by investing activities was for the acquisition of licenses and equipment, while cash used in investing activities during Fiscal 98 was for the acquisition of equipment and Desert Rain Internet Services. Investing activities did not provide any cash during Fiscal 99.

  Cash Flows from Financing Activities.

For Fiscal 98, our financing activities provided $362,933 in cash, $30,133 of which is attributable to loans from our president and $332,800 of which is attributable to the private sale of securities. During Fiscal 97, our financing activities provided $117,582, $66,282 through loans from our president and $50,000 from the private sale of shares of our common stock. During Fiscal 99, financing activities (sales of equity securities) provided substantially all of our cash.

  Non-Cash Investing and Financing Activities.

During Fiscal 98, non-cash investing and financing activities included the issuance of 1,655,759 shares of our common stock issued for consulting and legal services to be performed, valued at $1,556,900. During Fiscal 97, non-cash investing and financing activities included the issuance of 404,000 shares of common stock issued for consulting and legal services to be performed, valued at $750,000.

In January 2000, we issued a total of 160,000 shares of our common stock for consulting and legal services to be performed, valued at $480,000. We cannot predict our future non-cash investing and financing activities.

  CyberHighway Discussion.

For fiscal years ended January 31, 1999 and 1998, CyberHighway's operating activities provided $266,246 and $89,993 in cash, respectively. In Fiscal 98, net income ($77,995), depreciation and amortization ($138,674) and a change in accounts payable ($81,829) comprised most of the cash provided by the operating activities of CyberHighway. In Fiscal 97, net income ($22,254) and depreciation and amortization ($115,784) comprised most of the cash provided by the operating activities of CyberHighway.

For fiscal years ended January 31, 1999 and 1998, CyberHighway's investing activities used $198,072 and $125,069 in cash, respectively. During both periods, cash was used for capital expenditures.

For fiscal years ended January 31, 1999 and 1998, CyberHighway's financing activities provided $52,366 and $18,604 in cash, respectively. For Fiscal 98, proceeds from stock subscriptions receivable comprised all of the cash provided by the financing activities of CyberHighway. For Fiscal 97, proceeds from sales of common stock comprised all of the cash provided by the financing activities of CyberHighway.

Management's Plans Relating to Future Liquidity

With the recent $200,000 loan from our president, the restructuring of CyberHighway, the receipt of $395,000 under private offerings during Interim 99, the receipt of $337,321 from the exercise of warrants, and the receipt of $150,000 under a private offering in November 1999, we currently are relatively liquid and current operations will be sufficient to maintain our liquidity. Also, we expects that, prior to the end of the first half of 2000, warrants representing an additional approximately $1,300,000 will be exercised. We cannot assure you that any of these warrants will ever be exercised.

However, our current operations will not be sufficient, on their own, to provide expansion capital with which we would be able to pursue our growth strategy on a full-scale basis. We continue to seek $10,000,000 with which to implement our growth strategy. We cannot assure you that we will ever secure capital necessary for our growth strategy to be implemented.

Capital Expenditures

For all of 2000, we expect to apply substantially all of our available capital to (1) the purchase of Quick-Cell wireless Internet equipment and the construction of local Quick-Cell wireless Internet access systems and/or (2) the acquisition of one or more existing ISPs or other businesses that compliment our core business. We are seeking $10,000,000 with which to implement our growth strategy.

Year 2000 Issues

We experienced no problems related to Year 2000 issues. In our efforts to become completely Year 200 compliant, we incurred expenses of approximately $75,000.

CERTAIN STATEMENTS CONTAINED IN THIS "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE, THUS, PROSPECTIVE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THE MOST SIGNIFICANT OF SUCH RISKS, UNCERTAINTIES AND OTHER FACTORS IS OUR ABILITY TO OBTAIN CAPITAL IN AMOUNTS NECESSARY FOR US TO ACCOMPLISH OUR PLAN FOR THE EXPLOITATION OF OUR QUICK-CELL WIRELESS INTERNET ACCESS PRODUCTS, AS WELL AS CONSUMER ACCEPTANCE OF THESE PRODUCTS.

                                  REGULATION

  Quick-Cell Wireless Internet Access.

Our Quick-Cell wireless Internet access products operate in unregulated spectra, primarily in the 2400 MHz spectrum, and we expect that such spectra will remain unregulated.

  Regulation of Internet Access Services.

We provide Internet access, in part, using telecommunications services provided by third-party carriers. Terms, conditions and prices for telecommunications services are subject to economic regulation by state and federal agencies. As an Internet access provider, we are not currently subject to direct economic regulation by the FCC or any state regulatory body, other than the type and scope of regulation that is applicable to businesses generally. In April 1998, the FCC reaffirmed that Internet access providers should be classified as unregulated "information service providers" rather than regulated "telecommunications providers" under the terms of the Federal Telecommunications Act of 1996. As a result, we are not subject to federal regulations applicable to telephone companies and similar carriers merely because we provide our services using telecommunications services provided by third-party carriers. To date, no state has attempted to exercise economic regulation over Internet access providers.

Governmental regulatory approaches and policies to Internet access providers and others that use the Internet to facilitate data and communication transmissions are continuing to develop and, in the future, we could be exposed to regulation by the FCC or other federal agencies or by state regulatory agencies or bodies. In this regard, the FCC has expressed an intention to consider whether to regulate providers of voice and fax services that employ the Internet, or IP, switching as "telecommunications providers", even though Internet access itself would not be regulated. The FCC is also considering whether providers of Internet-based telephone services should be required to contribute to the universal service fund, which subsidizes telephone service for rural and low income consumers, or should pay carrier access charges on the same basis as applicable to regulated telecommunications providers. To the extent that we engage in the provision of Internet or Internet protocol-based telephony or fax services, we may become subject to regulations promulgated by the FCC or states with respect to such activities. We cannot assure you that these regulations, if adopted, would not adversely affect our ability to offer certain enhanced business services in the future.

  Regulation of the Internet.

Due to the increasing popularity and use of the Internet by broad segments of the population, it is possible that laws and regulations may be adopted with respect to the Internet pertaining to content of Web sites, privacy, pricing, encryption standards, consumer protection, electronic commerce, taxation, and copyright infringement and other intellectual property issues. No one is able to predict the effect, if any, that any future regulatory changes or developments may have on the demand for our Internet access or other Internet-related services. Changes in the regulatory environment relating to the Internet access industry, including the enactment of laws or promulgation of regulations that directly or indirectly affect the costs of telecommunications access or that increase the likelihood or scope of competition from national or regional telephone companies, could materially and adversely affect our business, operating results and financial condition.

                           RECENT DEVELOPMENTS

We recently signed a letter of intent with US West. We expect to execute final agreements with US West in the near future. US West, however, already is providing services as though the final agreements had been signed. US West will provide frame relay service, private line DS3 corporate backbone services, managed data services and access to radio towers (as Quick-Cell server modem sites). Our alliance with US West is a key to our ability to establish Quick-Cell systems at the rapid rate we are pursuing. Our management is aware of nothing that would prevent us from signing a final agreement with US West.

In recent months, we have negotiated contracts with two companies that serve as Internet backbone providers. These companies are NaviNet, Inc. and ioNET, Inc., a subsidiary of PSINet, Inc. These agreements, plus our existing agreement with Electric Lightwave, have, in effect, transformed us from a regional ISP to a national ISP, an ISP that can provide dial-up Internet access in the vast majority of the 100 largest metropolitan statistical areas in the United States. With these agreements in place, we announced our national reseller program for our dial-up Internet access service, marketed under the "USURF America" brand name. We expect that the impact of this effort will begin to appear toward the end of the second quarter of 2000. Through the national reseller program and potentially through acquisitions of ISPs, we intend to continue to seek growth in our dial-up Internet access business.

All available current and future capital of will be applied to the commercial exploitation of our Quick-Cell wireless Internet access products. It is these products upon which our future is based.

                                  BUSINESS

History

In July 1999, we changed our name to "USURF America, Inc.", from "Internet Media Corporation". We were incorporated on November 1, 1996, under the name "Media Entertainment, Inc.", to act as a holding company in the wireless cable and community (low power) television industries. Due to current market conditions in the wireless cable industry, we have abandoned efforts to develop our wireless cable properties. In furtherance of our plan to focus on the exploitation of our Quick-Cell wireless Internet access products, we assigned all of our community (low power) television properties to New Wave Media Corp.

Since September 1998, we have acquired the following:

	-	in September 1998, we acquired the assets and going business of Desert
Rain Internet Services, a Santa Fe, New Mexico-based ISP;

	-	in January 1999, we acquired CyberHighway, a Boise, Idaho-based ISP;

	-	in June 1999, we acquired Santa Fe Trail Internet Plus, Inc., another
Santa Fe, New Mexico-based ISP;

	-	in July 1999, we acquired the business known as www.usurf.com, an
Internet e-commerce web portal;

	-	in August 1999, we acquired Net 1, Inc., an Alabama-based ISP; we are seeking to rescind this transaction;

	-	in August 1999, we acquired Premier Internet Services, Inc., an Idaho
Falls, Idaho-based ISP;

	-	in November 1999, we acquired the customer base of Cyber Mountain, Inc., a Denver, Colorado-based ISP, which was an affilate-ISP in our CyberHighway network;

	-	in December 1999, we acquired a portion of the customer base of
CyberHighway of North Georgia, Inc., a Demorest, Georgia-based ISP, which was an affilate-ISP in our CyberHighway network;

	-	in February 2000, we acquired The Spinning Wheel, Inc., a Pocatello,
Idaho-based ISP; and

	-	in February 2000, we acquired Internet Innovations, L.L.C., a Baton
Rouge, Louisiana-based web design firm.

Current Overview

Our management has committed all available current and future capital to the commercial exploitation of our Quick-Cell wireless Internet access products.

We will continue to pursue dial-up Internet access customer growth, but we do not expect to commit any significant amount of capital to this effort. Also, we will continue to develop our e-commerce business, through our web portal e-tail.com, but we do not expect to commit any significant amount of capital to this effort.

Proposed Transactions

We intend to search actively for business acquisitions, which may be in the form of mergers, stock-for-stock exchanges or stock-for-assets acquisitions. While we have established no specific criteria for evaluating potential acquisition candidates, it is our management's intention to pursue acquisition transactions with businesses with a history of earnings or a potential for future growth, or both. We intend to utilize the acquisition stock in completing any such acquisition. We have not agreed to acquire any particular business with shares of the acquisition stock. We cannot assure you that we will be able to acquire any business through use of the acquisition stock, or otherwise.

Industry Background

  Growth of the Internet; the World Wide Web.

The Internet, commonly known as the World Wide Web, or simply the Web, is a collection of connected computer systems and networks that link millions of public and private computers to form, essentially, the largest computer network in the world. The Internet has experienced rapid growth in recent years and is expected to continue its impressive growth, based on estimated increases in the numbers of Web users, Web traffic and the number of Web sites. International Data Corporation estimates that there were over 38 million Web users in the United States and over 68 million worldwide at the end of 1997. International Data Corporation projects that the number of Web users will increase to over 135 million in the United States and over 319 million worldwide by the end of 2002. In April 1998, the U.S. Department of Commerce estimated that traffic on the Internet is doubling every 100 days. It is estimated that the number of Web sites in the United States will increase from approximately 450,000 in 1997 to nearly four million in 2002.

The following factors, in our estimation, are primarily contributing to the Internet's continued rapid growth:

	-	the Internet has become, on a global scale, an accepted communication medium, enabling people to obtain and share information and conduct business electronically;

	-	the proliferation of affordable personal computers;

	-	advances in the performance and speed of personal computers, modems and networking components;

	-	improvements in telecommunication network infrastructures;

	-	ease of access to the Internet; and

	-	the increasing use of the Internet by businesses as a competitive tool.

  Internet Access.

Internet access services represent the means by which ISPs interconnect business and consumer users to the Internet's resources. Access services vary from dial-up modem access, like that provided by us, for individuals and small businesses to high-speed dedicated transmission lines for broadband access by large organizations to wireless Internet access systems, like our Quick-Cell wireless Internet access products. An ISP provides Internet access either by developing a proprietary network infrastructure or by purchasing access service from a wholesale access vendor, or through a combination of both. The rapid development and growth of the Internet have resulted in a highly competitive and fragmented industry consisting of approximately 4,500 ISPs in the United States, with most having customer bases of less than 5,000 subscribers. The vast majority of U.S.-based ISPs conduct their operations within a single city or state, with just a small number of ISPs, such as EarthLink and MindSpring, providing nationwide coverage. Due to the disparity between the large number of smaller ISPs with limited resources and the emergence of a limited number of national ISPs with their associated economies of scale, the ISP industry is expected to undergo substantial consolidation.

  Electronic Commerce Over the Internet.

The Internet has created a new communication and sales channel that enables businesses to interact with large numbers of geographically dispersed consumers and other businesses. With the recent growth of the Internet, there have emerged many companies that focus solely on the Internet as the medium for selling products or delivering services directly to purchasers, bypassing traditional wholesale and retail channels. Moreover, businesses are implementing sophisticated Web sites to effect electronic commerce initiatives that offer competitive advantages. These businesses are deploying an expanding variety of Internet-enabled applications, ranging from Web-site marketing and recruiting programs to on-line customer interaction systems, telecommunications services, integrated purchase order and "just-in-time" inventory solutions for key customers and suppliers. These on-line capabilities require increasingly complex Web sites and accompanying support operations. In addition, advances in on-line security and payment mechanisms are more adequately addressing consumers' concerns associated with conducting transactions over the Internet, thereby prompting more consumers and businesses to use the Internet as a medium for commerce. Also, businesses continue to offer an ever-greater selection of electronic commerce services. International Data Corporation estimates that the number of consumers buying goods and services on the Internet will grow from 17.6 million in 1997 to over 128 million in 2002, and that the total value of goods and services purchased over the Internet by consumers and businesses will increase from approximately $12 billion in 1997 to over $425 billion by 2002.

  Contract Internet Operations.

Electronic commerce, or e-commerce, is growing at an explosive pace. More and more businesses are placing greater emphasis on their Internet transaction and communication abilities and operations. Increasingly, traditional businesses, as well as Internet-based businesses, require non-congested and scalable Internet operations that will permit them to engage in digital communication and commercial transactions anywhere in the world, via the Internet.

Due to constraints posed by the lack of technical personnel with Internet skills or experience, the high cost of advanced networking equipment and the complexity of innovative Web solutions, many businesses do not possess, internally, resources required to develop, maintain and update their Internet facilities and systems, to maintain standards required for these companies to conduct high levels of Internet-based business. As a result of these constraints and other factors, many businesses are seeking to contract out, or "outsource", their Internet facilities and systems requirements as the preferred means for establishing and maintaining electronic commerce solutions. To this end, we expect an increasing demand is developing for:

	-	Dedicated and broadband Internet access services to support reliable, high speed and/or constantly connected Internet access and communication;

	-	Web hosting and co-location services which enable businesses to obtain equipment, technical expertise and infrastructure for their Internet needs on an outsourced basis; and

	-	Electronic commerce solutions to sell goods and services on the Web in a transactionally-secure environment.

By outsourcing Internet facilities and systems needs, businesses can then focus on improving their business results, rather than expending financial resources on additional staff and Internet-related assets necessary to support their Internet operations.

  Internet Service Opportunities.

The number of businesses and consumers accessing the Internet is expected to continue to increase significantly in the foreseeable future. According to Forrester Research, the market for providing access to the Internet for businesses and consumers is expected to be approximately $18.4 billion in 2000. Additionally, as businesses and consumers are developing greater levels of comfort in the use of the Internet for electronic commerce, businesses are increasingly implementing sophisticated electronic commerce solutions which, in turn, require significantly greater bandwidth and other business services. In response to this demand, an increasing number of ISPs are attempting to augment their basic Internet access services with a wide range of business services. According to International Data Corporation, the market for Web hosting and Internet security business services is the fastest growing segment of the Internet services market, with revenues expected to increase from approximately $350 million in 1997 to approximately $7 billion in 2000.

Our management believes that ISPs that offer both Internet access to broad segments of the population and that offer a broad selection of business services will be positioned to attain greater economies of scale through lower network expansion and marketing costs on a per-subscriber basis. Our management further believes that only a few national ISPs will be in a position to benefit fully from this continued growth in Internet usage.

It is our management's opinion that the ISPs that will be in a position to benefit most from the expected continued growth of the Internet likely will be characterized by their:

	-	ability to respond quickly to market demands;

	-	ability to provide reliable coverage on a nationwide basis;

	-	superior technical skills and customer support capabilities;

	-	electronic commerce expertise and business services capabilities;

	-	brand name recognition and the ability to exploit multiple marketing channels; and

	-	relatively lower network costs.

                           Wireless Internet Access

  General.

"Wireless Internet" is a new type of communications spectrum recently designated by the FCC. Wireless Internet access requires a transmission facility maintained by an ISP employing a wireless system and the user's modem equipped with an antenna. Wireless Internet capability allows users to access the Internet from a stationary computer or, in some situations, from a mobile, lap-top computer located within the wireless ISP's transmission area.

Our proprietary wireless Internet access system is marketed under the "Quick-Cell" and "US.RF Wireless Internet System" (US.RF stands for United States Radio Frequency) trade names.

The Quick-Cell wireless Internet access system is a turn-key, plug-and-play, system that is capable of delivering customers Internet access at burstable T-1 equivalent speeds, at prices that range from 40% to 60% below those charged for traditional T-1 hardwire Internet access service. A single-cell Quick-Cell system can be deployed in less than one week. Additional Quick-Cells can be added to a local system on an as-needed basis. We currently have one full-scale Quick-Cell wireless Internet access system in operation in Santa Fe, New Mexico.

Once we determine to construct a full-scale Quick-Cell wireless Internet access system in a particular market, the construction of that full-scale system, one that covers an area 12 miles in diameter, takes approximately four to six weeks, depending on local regulatory schemes.

  Quick-Cell Wireless Internet Access System.

Our proprietary Quick-Cell wireless Internet access system operates primarily within a broadcast signal in the 2400 MHz band using two-way modems outfitted with antennae. Thus, our Quick-Cell wireless Internet access system differs substantially in design from the wireless Internet access available through cellular telephones and differs substantially from traditional telephone-line-based ISPs, because there is no reliance on hard wire to transfer data. Yet, our management believes our Quick-Cell wireless Internet system is capable of greater utility at lower cost than these other modes of Internet access.

It is the belief of our management that our Quick-Cell wireless Internet access system provides the following competitive advantages for attracting potential consumer and business customers over other Internet access modes:

	-	Speed: the Quick-Cell system provides a minimum data transmission speed of 64kbs, with data transmission speed capability of up to 10 Mbs;

	-	Lower Cost: the Quick-Cell system will, depending on the particular market and desired Internet access speed, be offered at costs between 20%
to 60% less than available hard-wire Internet access (that is, less than monthly ISP charges plus monthly telephone line charges) currently offered by local telephone companies; the Quick-Cell system offers significant savings over cellular-telephone-based Internet access methods;

	-	No Telephone Company Involvement: because the Quick-Cell system does not utilize telephone lines, our customers will not be required to incur the expense of a hard-wire telephone line through which to access the Internet;

	-	Security/Encryption: the Quick-Cell system is designed to allow the encryption (scrambling) of its broadcast signal, thereby offering a high degree of security to customers, particularly business customers who wish to transmit confidential information over the Internet;

	-	Mobility: the Quick-Cell system is able to permit service personnel of a business to file contemporaneous reports, request and receive technical assistance and perform other computer-based functions from a customer's place of business or from a service vehicle, even if the service vehicle is traveling to its next destination; and

	-	Ethernet/Networking Capability: the Quick-Cell system is compatible with existing so-called "ethernet" systems.  Generally, an ethernet can be described as a self-contained network of desk-top computers, often located in the same building, through which individual computer users can communicate electronically (i.e., via e-mail), as well as access the
Internet.  We can design and install an ethernet system in any existing building by installing a wireless communications system that links all computers, including computers that are to remain linked via hard wire,  to one another and provides all computer users access to the Internet.

We believe that our Quick-Cell wireless Internet access system is able to satisfy any other special requirements of a potential customer, without significantly adding to the system's cost to that customer.

Initially, we are marketing our Quick-Cell products to the business sector.
 However, as each Quick-Cell system matures (within six to nine month period) we will begin to market heavily to home-based Internet users.

  Potential Future Applications.

It is our long-term objective to offer a full array of video entertainment via our Quick-Cell systems. We believe our plans are easily achievable, due to the fact that the Quick-Cell Internet connection can be routed to the user's television, using existing, relatively inexpensive technology. Assuming market conditions permit, we expect that, by the year 2005, each of our Quick-Cell systems would be able to offer its subscribers many video services, including some services that, given the rapid evolution of technology, may not currently exist. The video entertainment services that we expect to be able to offer include:

	-	Movies: we believe that we will be able to offer an ever-expanding movie list, all of which would be available, in real time, at any time, upon request of the subscriber.  We expect that each movie would be sold, or
"rented", to subscribers at a cost that would be less than the same movie were it to be rented from the local video rental store.  The primary impediment to our offering this service is its lack of capital with which to acquire necessary equipment, as well as digitized copies of the desired movies.

	-	Pay-Per-View Events: we believe that we will be able to offer to its subscribers access to pay-per-view events, such as concerts and sporting events, including boxing matches, such as are currently available from time to time through local cable television systems.  The primary impediment to our offering this service is its lack of capital with which to purchase necessary equipment, including satellite dishes.

	-	"Cable" Television: Although we expect that consumer acceptance will be sluggish at first, our management believes that, with adequate capital for equipment and advertising, as well as consumer education, we will be able to provide a competitive offering of "cable" television channels that would be equal to those offered by any local cable television company and direct broadcast satellite systems.  It is quite possible that market forces will dictate that this type of service would not be introduced to consumers for the foreseeable future.

These potential future services remain in the development stage and no introduction date has been set by our management. All of the services described appear to be feasible after initial tests, due to the high-speed data transmission capabilities of our Quick-Cell system. Additional applications are currently being developed by us. We cannot predict when any or all of these services will be ready for commercial exploitation.

  Current Markets.

Our Quick-Cell wireless Internet access system is operating in Santa Fe, New Mexico. Customers are being placed on the Quick-Cell system daily.
Our sales personnel is actively working an interested-customer list of over
900. We have also begun sales and installation efforts in Albuquerque and Las Vegas, New Mexico. It is our goal to establish Quick-Cell systems in 110 U.S. cities by the end of 2000. We believe we will be able to reach this goal, but we may fall short of our goal, unless we obtain more operating capital.

Early in 1999, we licensed several ISPs to operate the our Quick-Cell systems. Since that time, however, we have determined not to pursue the licensing of ISPs, in favor of our plan to own and operate all Quick-Cell systems. The licensed Quick-Cell system in Casper, Wyoming, operated for a period of three months, but was discontinued, due to the sale of the licensee's ISP business. The Santa Fe, New Mexico, licensee (Santa Fe Trail Internet Plus, Inc.) was acquired by us.

  Competition; Consumer Acceptance.

Our wireless Internet business faces the same severe competition for market share as does our dial-up Internet access business. Our Quick-Cell wireless Internet products potentially must also overcome an initial lack of consumer acceptance, given the new and relatively unproven
(commercially) nature of the Quick-Cell products.

  Other Wireless Products.

In January 1998, we delivered our first proprietary wireless DataLink system. Our wireless DataLink system was delivered to the Baton Rouge refinery of one of the largest international oil companies, the refinery being the second largest in the U.S. The wireless DataLink system was purchased to replace an existing hard-wire (T-1 telephone line) data transmission system. The wireless DataLink system transfers data at the rate of 2 megabytes per second. Since then, our management has determined to focus all available resources on the development of our Quick-Cell products, as a more efficient means of achieving short-term profitability. As we begin to achieve success in our Quick-Cell wireless Internet access business, we anticipate that we will begin to devote resources, if available, to the exploitation of these other proprietary wireless products. Our management believes our wireless DataLink system can address, on a wide-spread basis, the needs of businesses to transmit ever-increasing volumes of data. We cannot assure you that we will ever possess sufficient resources to exploit our wireless DataLink system or that it will achieve wide-spread acceptance.

                          Dial-up Internet Access

In addition to our wireless Internet access business, we provide high quality, full service dial-up Internet access to over 30,000 customers. These dial-up customers are served primarily by CyberHighway.

Our Internet services include dial-up access, high speed access and other value-added services, as well as Wireless Internet access to approximately 90 customers. Because CyberHighway began offering wireless Internet service before its being acquired by us, the wireless Internet system employed by CyberHighway is not the Quick-Cell system. However, we will, over time, transfer all of the current wireless Internet customers onto our Quick-Cell system.

Customers and Markets

We provide Internet access to approximately 30,000 customers, nearly all of whom utilize our dial-up Internet access services. The largest concentration of customers is in Idaho, where approximately 65% of our customers reside. The bulk of the remaining Internet access customers are located as follows: 10% in Wyoming, 5% in Georgia, 5% in Oregon, 5% in Nevada, and 3% in Arizona, with the remaining subscriber base spread among various other markets, including Denver, Colorado, and Jackson, Mississippi.

Based on data collected from certain of our customers, we believe that our subscribers tend to reflect the typical Internet user composite which, according to published surveys, indicates that over half of Internet users are male, approximately 50% are between the ages of 25 and 45, about one-third are college graduates and the average reported annual income of users is substantially higher than the median U.S. level.

To date, our business customers have generally consisted of small and medium-sized businesses. However, we expect that our Quick-Cell products will allow us to compete effectively for larger business customers, who tend to require large amounts of bandwidth.

Sales and Marketing

Historically, CyberHighway's sales and marketing strategy was comprised of three components: (1) direct response marketing, (2) affiliate-ISP program and (3) corporate direct sales. Direct response marketing and the affiliate-ISP program were responsible for most of CyberHighway's growth in its subscriber base. However, the affiliate-ISP program has been abandoned, and we are taking a more national approach, by offering national service under the "USURF America" name, rather than the "CyberHighway" name.

With our agreements with national Internet backbone providers, we have begun a national reseller program for our dial-up Internet access service. Participating resellers receive monthly per customer residuals, as compensation for their sales efforts. We expect that our national reseller program will be fully underway by the end of the second quarter of 2000.

We engage in a variety of direct response marketing and various promotional activities to stimulate consumer awareness of its Internet access services.
 These marketing efforts are directed both to consumers who have not previously subscribed to Internet access services and to Internet users who may switch to our service. Radio advertising and direct mail distribution have been the principal media used for direct response marketing to solicit new subscribers. As discussed above, our marketing focus for our dial-up Internet service has been changed to the national reseller program structure. Our management believe this strategy is the most cost-effective way to develop our dial-up Internet access business, while permitting us to concentrate substantially all of our resources on the exploitation of the Quick-Cell wireless Internet access products.

Because it is our belief that a consumer's selection of an Internet service provider is most often influenced by a personal referral, we strive always to deliver superior customer service and support.

Affiliate-ISP Program

>From its inception, CyberHighway employed an affiliate marketing program, a technique designed to generate rapid expansion of CyberHighway's subscriber base. Under this program, an existing ISP entered into a license agreement with CyberHighway, wherein the local ISPs obtained the right to use the "CyberHighway" brand name and the local ISP allowed the connection of a Kbps-speed frame relay data circuit to connect from the local ISP's POP to CyberHighway's NOC. In effect, under this license arrangement, CyberHighway handles the local ISP's "backroom" operations, that is, hardware and system management, thereby allowing the local ISP's personnel to concentrate on marketing functions. In addition to certain monthly circuit fees, the local ISP pays CyberHighway a monthly per-customer royalty. These per-customer royalties average approximately $2.00.

The affiliate-ISP program has been terminated.

Customer Service and Support

We are committed to the highest levels of customer satisfaction. We believe that maintaining high levels of customer satisfaction will remain as a key competitive factor that will differentiate us from other purveyors of Internet-related services. We regularly review network utilization rates, and refine and expand our network capabilities as necessary, to ensure high levels of network performance and reliability.

We maintain customer support for telephone inquiries seven days a week, with technical personnel available to address customer questions and concerns, and we intend to begin to offer customer support 24 hours per day, in the near future. We intend to continue to dedicate the resources necessary to ensure that service calls are promptly answered and addressed by a customer support representative, and that customer issues are resolved promptly. Customers also can access customer support services through e-mail correspondence or access trouble-shooting tips and configuration information, as well as network status and performance reports, on our Web site.

Consumer and business customers have very different support needs, as do wireless Internet customers, especially as to technical requirements and the sophistication of the user who makes the customer service inquiry. As our subscriber base grows, we intend to implement a tiered customer support system, where simple technical problems or other miscellaneous issues would be handled by non-technical support staff and complex and/or time sensitive technical questions would be referred to the trained technical support staff for resolution.

Network Infrastructure

We have designed our network and related systems to provide fast and reliable, high-quality Internet access services, while minimizing the capital investment needed for infrastructure development. We continually re-evaluate our network's structure and design so as to achieve maximum capacity with available resources. We always seek innovative, cost-saving measures as we expand our network, which is expected to provide maximum flexibility as we pursue our growth strategy. We further believe that we will be able to take advantage of market opportunities as they may develop, whether due to technological advances or regulatory changes. Our objective is to minimize both network costs and exposure to technological obsolescence of equipment. We believe our agreements with NaviNet, PSINet, Electric Lightwave and US West greatly enhance our ability to accomplish these objectives.

Our current network consists of a state-of-the-art network operations center located in Boise, Idaho, through which all subscribers log onto the Internet. We do not have the capital to build a"mirror" network operations center site, which would provide redundancy to our network and greatly enhance the reliability of our the network.

We have almost completed an expansion to the Boise network operations center, so that it will be able to process up to 150,000 customers without further expansion.

Network Operations Center

Our network operation center monitors network traffic, quality of services and security issues, as well as the performance of the equipment located at each of our points-of-presence, to ensure reliable service. Our network operations center is comprised of state-of-the-art equipment and an uninterruptible power supply and is staffed 24 hours a day, seven days a week, with technical and network security personnel. When an intruder, or "hacker", enters our network, the network security personnel are able to monitor the intruder's activities, create a report about such activities and provide such information to customers who may have had their proprietary information tampered with by the intruder. To date, neither we nor any customer has incurred any material loss due to the efforts of hackers.

Strategic Relationships

We recently signed a letter of intent with US West. We expect to execute final agreements with US West in the near future. US West, however, already is providing services as though the final agreements had been signed. US West will provide frame relay service, private line DS3 corporate backbone services, managed data services and access to radio towers (as Quick-Cell server modem sites). Our alliance with US West is a key to our ability to establish Quick-Cell systems at the rapid rate we are pursuing. Our management is aware of nothing that would prevent us from signing a final agreement with US West.

We have entered entered into agreements with NaviNet, Inc., ioNET, Inc., a division of PSINet, Inc., and Electric Lightwave, with respect to such companies' providing Internet backbone access throughout their respective networks. Together, these companies provide Internet backbone access in a great majority of U.S. markets. We pay these providers a monthly per-customer fee, which fees fluctuate, depending on the number of customers that utilize these firms' access services. The services provided by these firms to us are transparent to our customers, that is, our customers appear to access the Internet directly through our point-of-presence. These agreements are key to our ability to offer national dial-up access to our customers.

Other Internet Services

In addition to the services usually offered by ISPs, we offers a Web site that facilitates e-commerce. This Web site is known as "e-tail.com". During 2000, we will attempt to direct significant Internet traffic to this site, but we lack capital to apply to the development of this business. We intend, in the future, to have the e-tail.com operations to specialize in business-to-business e-commerce transactions, in addition to offering desirable products to consumers.

We have determined to focus on business-to-business Internet solutions, due to our belief that this sector has not, historically, been well served by Internet access and Internet-related service providers. We cannot assure that our efforts in this area will be successful.

Competition

We will face severe competition from other wireless Internet access providers, such as Metricom. However, we believe our Quick-Cell wireless Internet access products are superior to other similar products.

The market for the provision of dial-up Internet access services is extremely competitive and highly fragmented. Our competitors include many large, nationally-known companies, such as America Online, Mindspring, Earthlink and Flashnet. These and other companies possess greater resources, particularly access to capital sources, market presence and brand name recognition than do we. As there are no significant barriers to entry, the Company expects that competition will intensify.

We also believe that the primary competitive factors determining success as an ISP are:

	-	a reputation for reliability and high-quality service;

	-	effective customer support;

	-	access speed;

	-	pricing;

	-	effective marketing techniques for customer acquisition;

	-	ease of use; and

	-	scope of geographic coverage.

We believes that we can, and in the future will, more effectively compete in our markets, due to (1) our commitment to providing fast and reliable, high-quality Internet access and other Internet-related services, as well as exemplary customer service and support, and (2) our Quick-Cell wireless Internet access products. We cannot assure you that we will be able to compete successfully.

Current and prospective competitors include many large, nationally-known companies that possess substantially greater resources, financial and otherwise, market presence and brand name recognition than do we. With respect to our Internet access and other Internet-related services, we currently compete, or expects to compete, for the foreseeable future, with the following: national ISPs, numerous regional and local ISPs, most of which have significant market share in their markets; established on-line information service providers, such as America Online, which provide basic Internet access, as well as proprietary information not available through public Internet access; providers of web hosting, co-location and other Internet-based business services; computer hardware and software and other technology companies that provide Internet connectivity with their products; telecommunications companies, including global long distance carriers, regional Bell operating companies and local telephone companies; operators that provide Internet access through television cable lines; electric utility companies; communications companies; companies that provide television or telecommunications through participation in satellite systems; and, to a lesser extent, non-profit or educational Internet access providers.

With respect to potential competitors, we believe that manufacturers of computer hardware and software products, media and telecommunications companies and others will continue to enter the Internet services market, which will serve to intensify competition. In addition, as more consumers and businesses increase their Internet usage, we expect existing competitors to increase further their emphasis on Internet access and electronic commerce initiatives, resulting in even greater competition. The ability of competitors or others to enter into business combinations, strategic alliances or joint ventures, or to bundle their services and products with Internet access, could place us at a significant competitive disadvantage.

Moreover, we expect to face competition in the future from companies that provide connections to consumers' homes, such as telecommunications providers, cable companies and electrical utility companies. For example, recent advances in technology have enabled cable television operators to offer Internet access through their cable facilities at significantly higher speeds than existing analog modem speeds. These types of companies could include Internet access in their basic bundle of services or offer such access for a nominal additional charge. Any such developments could materially and adversely affect our business, operating results and financial condition.

Properties

  General.

We own all of the equipment necessary to conduct our ISP operations, including servers, routers and modems. In addition, we own office equipment necessary to conduct its business.

We lease approximately 650 square feet for its executive offices in Baton Rouge, Louisiana, for a monthly rental of $776. CyberHighway leases two separate facilities in the Boise, Idaho, area, for a combined monthly rental of approximately $3,000. We lease approximately 500 square feet in Santa Fe, New Mexico, for a monthly rental of approximately $800.

  Wireless Cable Properties.

We own the rights to wireless cable channels in Poplar Bluff, Missouri, Lebanon, Missouri, Port Angeles, Washington, The Dalles, Oregon, Sand Point, Idaho, Fallon, Nevada, and Astoria, Oregon. We have abandoned our efforts to develop these wireless cable properties, due to current market conditions. Rather, we intend to develop these properties into operating wireless Internet systems, at such time as two-way data transmission on such frequencies is permitted.

Intellectual Property

We are nearing completion of patent applications relating to our Quick-Cell wireless Internet access system. These patent applications are to be filed as soon as they have been completed. Although we believe the Quick-Cell system, or aspects thereof, to be patentable, we have no assurance that a patent or patents will be granted. Also, we cannot assure you that the steps taken by us will be adequate to prevent misappropriation of our proprietary wireless Internet technologies or that third parties, including competitors, will not independently develop technologies that are substantially equivalent or superior to our proprietary wireless Internet technologies.

We are preparing U.S. trademark applications for the following trademarks:
"Quick-Cell", "US.RF Wireless Internet", "US.RF Quick-Cell" and "USURF
America".

We have has received authorization to use the products of each manufacturer of software that is bundled in its software for users with personal computers operating on the Windows or Macintosh platforms. While certain of the applications included in our start-up kit for Internet access services subscribers are shareware that it has obtained permission to distribute or that are otherwise in the public domain and freely distributable, certain other applications included in our start-up kit have been licensed where necessary. We currently intend to maintain or negotiate renewals of all existing software licenses and authorizations as necessary. We may also enter into licensing arrangements for other applications, in the future.

Employees

We have 24 employees, including four officers. Molst of our hourly employees are employed by CyberHighway. All of our officers have entered into employment agreements.

None of our employees is covered by any collective bargaining agreement, nor have we ever experienced a work stoppage. Our management believes employee relations to be good. Much of our future success will depend, in large measure, upon our ability to continue to attract and retain highly skilled technical, sales, marketing and customer support personnel.

                                 MANAGEMENT

Directors and Officers

The following table sets forth the officers and directors of USURF America.

     Name                    Age      Position(s)

     David M. Loflin(1)      41       President and Director
     Waddell D. Loflin(1)    49       Vice President, Secretary and Director
     Julius W. Basham, II    51       Director
     Darrell D. Davis        35       Vice President - U.S. Internet
Operations
     James Kaufman           35       Vice President - Corporate Development
     Richard N. Gill         41       Director
     Ross S. Bravata         40       Director
     Michael Cohn            41       Director
     _____________
     (1)  David M. Loflin and Waddell D. Loflin are brothers.

Our current officers and directors serve until the next annual meeting of our board of directors or until their respective successors are elected and qualified. All officers serve at the discretion of our board of directors.
 Family relationships between our officers and directors are noted above. Certain information regarding the backgrounds of each of the officers and directors is set forth below.

David M. Loflin, President and Director, has, for more than the past five years, owned and operated Gulf Atlantic Communications, Inc. ("Gulf-Atlantic"), a Baton Rouge, Louisiana-based wireless technology firm specializing in development of wireless cable systems and broadcast television stations. Gulf Atlantic has designed, constructed and operated two wireless cable systems: (1) Baton Rouge, Louisiana, and (2) Selma, Alabama. Mr. Loflin developed and currently operates one television station, WTVK-TV11, Inc. (a Warner Brothers Network affiliate), Channel 11 in Baton Rouge, Louisiana. For over ten years, Mr. Loflin has served as a consultant for Wireless One, one of the largest wireless communications firms in the United States. Mr. Loflin is a member of the Wireless Cable Association International and the Community Broadcasters Association.

Waddell D. Loflin, Vice President, Secretary and Director, has, for more than the past five years, served as Vice President of Operations and Treasurer of Gulf Atlantic Communications, Inc. and WTVK-TV11, Inc., both in Baton Rouge, Louisiana. In addition, Mr. Loflin serves as Production Manager and Film Director for WTVK-TV11, Inc. Mr. Loflin served as General Manager for Baton Rouge Television Company, Baton Rouge, Louisiana, a wireless cable system, where he directed the development and launch of such wireless cable system. Also, Mr. Loflin has devoted over five years to demographic research relating to the wireless cable industry. Mr. Loflin is a member of the Wireless Cable Association International and the Community Broadcasters Association. Mr. Loflin holds a B.A. degree in Social Sciences from Oglethorpe University, Atlanta, Georgia.

James Kaufman, Vice President - Corporate Development, received a B.S. degree in Journalism from the University of Colorado, Boulder, Colorado. From 1994 to 1995, Mr. Kaufman was a registered representative with D.E. Fry, a Denver, Colorado-based broker-dealer. From 1995 to 1996, Mr. Kaufman was a registered representative with A.G. Edwards, a St. Louis, Missouri-based broker-dealer. From 1997 to February 1999, Mr. Kaufman served as Director of Corporate Development for B. Edward Haun & Company, a Denver, Colorado-based investment banking and research firm.

Darrell D. Davis, Vice President - U.S. Internet Operations, owned and operated Santa Fe Trail Internet Plus, Inc., a Santa Fe, New Mexico-based ISP, from 1996 to June 1999, when Santa Fe Trail was acquired by USURF America. From 1994 to 1996, Mr. Davis was employed by Galaxy Computer Services, Santa Fe, New Mexico. In 1995, Mr. Davis declared Chapter 7 bankruptcy.

Julius W. Basham, II, Director, served as Chief Operating Officer of USURF America from January 1999 to January 4, 2000. Mr. Basham served as President and a director of CyberHighway, Inc., the Company's wholly-owned subsidiary, from January 1996 to July 1999. From 1981 through December 1995, Mr. Basham was President and owner of ProData, Inc., a data processing contracting and consulting company.

Richard N. Gill, Director, has, for more than the past five years, served as Chairman of the Board, President and General Manager of Campti-Pleasant Hill Telephone Company, Inc., a Pleasant Hill, Louisiana-based independent telecommunications company involved in the cellular telephone service industry, the wireless cable industry and the Internet service provider industry. Mr. Gill currently serves on the Board of Directors of Artcrete, Inc., and is on the Advisory Board of Peoples State Bank, Pleasant Hill, Louisiana. Mr. Gill currently serves as a member of the Industry Telecommunication Advisory Committee for the Electrical Engineering Department at the University of Southwestern Louisiana, Lafayette, Louisiana. Mr. Gill is a past-Chairman and current member of the Louisiana Telephone Association. Mr. Gill is also a member of the United States Telephone Association and the National Telephone Cooperative Association.

Ross S. Bravata, Director, has, since 1981, worked for Novartis (formerly Ciba Corporation), in various positions, and currently serves as a Senior Control Systems Technician. In such capacity, Mr. Bravata supervises the service and maintenance of electronic instrumentation. Since 1988, Mr. Bravata has served as a director and principal financial officer of CG Federal Credit Union, Baton Rouge, Louisiana. Also, Mr. Bravata has, since its inception in 1994, served as a director of Trinity's Restaurant, Inc., in Baton Rouge, Louisiana.

Michael Cohn, Director, has, for over 20 years, owned and operated Arrow Pest Control, Inc., Baton Rouge, Louisiana. In addition, Mr. Cohn owns Arrow Pest Control of New Orleans, Wilson and Sons Exterminating in Mobile, Alabama, and Premier Termite and Pest Control in Florida.

Executive Committee

Our board of directors created an Executive Committee to facilitate management between meetings of the full board of directors. David M. Loflin, Waddell D. Loflin and Ross S. Bravata comprise the Executive Committee.

Our bylaws provide that the Executive Committee has the authority to exercise all powers of the board of directors, except the power:

	-	to declare dividends;

	-	to issue stock, except that the Executive Committee shall have the power to issue (1) an unlimited number of shares of stock in business and/or asset acquisition transactions and (2) up to 25,000 shares of stock to an employee of USURF America or a subsidiary, in connection with any employee's employment; and

	-	to recommend to shareholders any action requiring their approval;

	-	and to change the membership of any committee, fill the vacancies thereon or discharge any committee.

Audit Committee

In September 1999, our board of directors created an Audit Committee, consisting of three members, the majority of whom must be outside directors. The initial members of the Audit Committee are David M. Loflin, Michael Cohn and Richard N. Gill. The Audit Committee has the responsibility to review internal controls, accounting policies and financial reporting practices, to review the financial statements, the arrangements for, and scope of, the independent audit as well as the results of the audit arrangement and to review the services and fees of the independent auditors, their independence and recommend to the board of directors for its approval and for the ratification by our shareholders the engagement of the independent auditors to serve the following year in examining our accounts. The Audit Committee has held one meeting, wherein it recommended the recent change in our independent auditor.

Executive Compensation

The following table sets forth in summary form the compensation received during each of the last three completed fiscal years by our Chief Executive Officer and each executive officer who received total salary and bonus exceeding $100,000 during any of the last three fiscal years.

                                                     Long-term
                                        Other      Compensation
Name and                                Annual       Awards of     All other
Principal            Salary   Bonus  Compensation  Stock Options  Compensation
Position      Year      $       $         $             #               $
-----------   ----   ------   -----  ------------  -------------  ------------

David M.      1998   $55,000    0         0             0               0
 Loflin       1997         0    0         0             0               0
 President    1996         0    0         0             0               0
 (Principal
 Executive
 Officer
 and Prin-
 cipal Fin-
 ancial
 Officer

Compensation of Directors

In March 1998, four of our directors, Waddell Loflin, Ross S. Bravata, Richard N. Gill and Michael Cohn, were issued 20,000 shares each of our common stock as a bonus for their services as directors. These shares were valued at $.80 per share by the board of directors; however, for financial reporting purposes, these shares were valued at $.56 per share, the last closing bid price for our common stock prior to issuance.

Employment Contracts and Termination of Employment and Change-in-Control Agreements. From inception through 1997, our president, David M. Loflin, and vice president, Waddell D. Loflin, served without compensation. During 1998, these officers received salaries of $55,000 and $48,000, respectively.

In June 1999, each of Messrs. Loflin entered into an employment agreement. Since then, Messers. Loflin have accrued their salaries ($150,000 and $100,000 per year, respectively), and their salaries will be continue to be accrued until such time as we are able to pay their accrued salaries without adversely affecting our financial condition.

Our vice president for corporate development, James Kaufman, and our vice president of U.S. Internet operations, Darrell Davis, have entered into employment agreements. Mr. Kaufman may receive up to 80% of his compensation in shares of our common stock, in our discretion.

We have no compensatory plan or arrangement that results or will result from the resignation, retirement or any other termination of an executive officer's employment or from a change in control or a change in an executive officer's responsibilities following a change-in-control.

  Option/SAR Grants in Last Fiscal Year.

We have never granted any stock appreciation rights (SARs), nor do we expect to grant any SARs in the foreseeable future.

Section 16(a) Beneficial Ownership Reporting Compliance

We became subject to the provisions of Sections 16(a) of the Securities Exchange Act of 1934 on October 14, 1999. Section 16(a) requires directors, executive officers and persons who own more than 10% of our outstanding common stock to file with the SEC an Initial Statement of Beneficial Ownership of Securities (Form 3) and Statements of Changes of Beneficial Ownership of Securities (Form 4). Directors, executive officers and greater-than-10% shareholders are required by SEC regulation to furnish copies to us of all Section 16(a) forms they file.

Based on a review of the copies of these reports furnished to us or representations that no other reports were required, we believe that all of our directors, executive directors and greater-than-10% beneficial owners filed their respective Form 3 reports; all of the Form 3 reports were filed late. However, the Form 3 report of Darrell Davis, one of our officers, has not yet been filed. Form 4 reports for Michael Cohn, one of our directors, and Darrell Davis are due and have not yet been filed. Form 5 reports for all officers, directors and 10%-owners are due and have not yet been filed. We have requested that all of these persons file the required reports at their earliest convenience.

Indemnification of Directors and Officers

Article X of the Articles of Incorporation of USURF America provides that no director or officer shall be personally liable to USURF America or its shareholders for damages for breach of fiduciary duty as a director officer; provided, however, that such provision shall not eliminate or limit the liability of a director or officer for (1) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (2) the payment of dividends in violation of law. Any repeal or modification of Article X shall be prospective only and shall not adversely affect any right or protection of a director or officer of USURF America existing at the time of such repeal or modification for any breach covered by Article X which occurred prior to any such repeal or modification. The effect of Article X is that directors and officers will experience no monetary loss for damages arising out of actions taken (or not taken) in such capacities, except for damages arising out of intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of law.

As permitted by Nevada law, our bylaws provide that we will indemnify our directors and officers against expense and liabilities they incur to defend, settle or satisfy any civil, including any action alleging negligence, or criminal action brought against them on account of their being or having been directors or officers unless, in any such action, they are judged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or control persons pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                            CERTAIN TRANSACTIONS

Founders

In November 1996, David M. Loflin purchased 1,600,000 shares of our common stock for $1,600 and Waddell D. Loflin, purchased 200,000 shares of our common stock for $200.

Loans by Officers

Since our inception, we have received loans and advances on open account from David M. Loflin in the total amount of $449,926. These loans and advances bear interest at eight percent per annum and are payable on demand. To date, $40,000 of these loans have been repaid to Mr. Loflin.
Mr. Loflin has advised us that he does not intend to demand further payment of any of these loans and advances until such time as repayment would not adversely affect our financial condition.

Subscription Agreements

Effective December 20, 1996, we entered into a subscription agreement with David M. Loflin, whereby we issued 1,578,512 shares of our common stock to Mr. Loflin in exchange for assignments of licenses and leases of licenses of television channels and wireless cable television channels and options to acquire these assets, as follows: Monroe/Rayville, Louisiana (channel
26), Natchitoches, Louisiana (channel 38), Port Angeles, Washington (channels H1-2-3), Astoria, Oregon (channels H2-3), Sand Point, Utah (channels B1-2-3; C1-2-3), The Dalles, Oregon (channels B1-2-3; C1-2-3), and Fallon, Nevada (channels E1-2-3-4; H3)

These assets were valued at $1,826,873, which was determined pursuant to a market report and appraisal prepared by Broadcast Services International, Inc., Sacramento, California. A more complete description of this appraisal appears on page ___, under the heading "Appraisal". Mr. Loflin's total acquisition costs of these assets are unknown. Accordingly, our financial statements attribute no value to these assets.

Effective December 20, 1996, we entered into a subscription agreement with Waddell D. Loflin, whereby we issued 104,249 shares of our common stock to Mr. Loflin in exchange for an assignment of the license of television channel 36 in Bainbridge, Georgia.

These assets were valued at $120,652, which was determined pursuant to the appraisal described above. Mr. Loflin's acquisition costs of these assets are unknown. Accordingly, our financial statements attribute no value to these assets.

Reorganizations

Effective December 31, 1996, we entered into an agreement and plan of reorganization, whereby we purchased television station K13VE Channel 13 in Baton Rouge, Louisiana. In this transaction, David M. Loflin received 227,336 shares of our common stock for his ownership in this television station. The television station was valued at $263,106, which was determined pursuant to the appraisal described above. Mr. Loflin's acquisition costs relating to the rights to K13VE Channel 13 were $6,750. An additional $10,587 in costs was capitalized.

Effective December 31, 1996, we entered into an agreement and plan of reorganization, whereby we purchased licenses and leases of licenses of wireless cable television channels in Poplar Bluff, Missouri, and Lebanon, Missouri. In this transaction, David M. Loflin received 1,179,389 shares of our common stock valued at $1,364,553; Ross S. Bravata, one of our directors, received 42,887 shares of our common stock valued at $49,620; and Michael Cohn, one of our directors, received 53,608 shares of our common stock valued at $62,024. The values assigned to the assets acquired from Messrs. Loflin, Bravata and Cohn were determined pursuant to the appraisal described above. The acquisition costs of these assets were $179,611, which is reflected in our financial statements. At the time of this transaction, Messrs. Bravata and Cohn were not directors.

Securities Purchases

In March 1997, Michael Cohn purchased 20,000 shares of our common stock for $50,000 in cash. At the time of this transaction, Mr. Cohn was not a director.

In January 1999, Mr. Cohn purchased 30,000 units of our securities in a private offering, at a purchase of $4.50 per unit, or $135,000 in the aggregate. Each unit purchased by Mr. Cohn consisted of one share of our common stock and one common stock purchase warrant to purchase one share of our common stock at an exercise price of $7.00 per share. Mr. Cohn purchased units on the same terms and conditions as were offered to unaffiliated persons.

In November 1999, Mr. Cohn purchased 50,000 units of our securities in a private offering, at a purchase of $3.00 per unit, or $150,000 in the aggregate. Each unit purchased by Mr. Cohn consisted of one share of our common stock and one common stock purchase warrant to purchase one share of our common stock at an exercise price of $7.00 per share. Mr. Cohn purchased units on the same terms and conditions as were offered to unaffiliated investors.

Stock Bonus

In March 1998, four of our directors, Waddell Loflin, Ross S. Bravata, Richard N. Gill and Michael Cohn, were issued 20,000 shares each of our common stock as a bonus for their services as directors. These shares were valued by the board of directors at $.80 per share. However, for financial reporting purposes, these shares were valued at $.56 per share, the last closing bid price for our common stock prior to issuance.

Employment Agreements

Each of our officers have entered into employment agreement, as well as confidentiality agreements and agreements not to compete.

Name of Officer      Position(s)         Term          Salary        Date

David M. Loflin      President           7 years       $150,000(1)   6/1/99

Waddell D. Loflin    Vice President      7 years       $100,000(2)   6/1/99
                      and Secretary

James Kaufman        Vice President,     1 year        $120,000(3)   3/22/99
                      Corporate
                      Development

Darrell Davis        Vice President,     5 years       $86,000       10/4/99
                      U.S. Internet
                      Operations
____________
(1) Mr. Loflin has agreed to defer payment of his salary until we are able to pay it. We owe Mr. Loflin deferred salary in the amount of $87,500.
(2) Mr. Loflin has agreed to defer payment of his salary until we are able to pay it. We owe Mr. Loflin deferred salary in the amount of $58,000.
(3) At our option, up to 80% of Mr. Kaufman's salary is payable in shares of our common stock valued at market prices for our common stock.

In January 1999, we entered into an employment agreement with Julius W. Basham, II, currently a director and our former chief operating officer. Pursuant to the terms of a settlement agreement, Mr. Basham resigned as chief operating officer on January 4, 2000.

Voting Agreement

On January 29, 1999, David W. Loflin, Waddell D. Loflin, Julius W. Basham, David W. Brown and Wm. Kim Stimpson entered into a voting agreement, whereby all of these persons are required to vote all shares owned by them for David M. Loflin, Waddell D. Loflin and Julius W. Basham in all elections of directors of USURF America. Currently, approximately 5,900,000 shares are subject to this voting agreement.

Settlement Agreement

On November 30, 1999, we entered into a settlement agreement and mutual release, which settled certain legal proceedings in which USURF America and CyberHighway, had been involved. The parties to the settlement agreement were: USURF America, CyberHighway, Julius W. Basham, II, William Kim Stimpson and David W. Brown.

Under to the settlement agreement, the following legal proceedings have been settled in full: (1) David W. Brown, Plaintiff v. USURF America, Inc. and Cyberhighway, Inc., Defendants, in the District Court of the Fourth Judicial District of the State of Idaho, in and for the County of Ada, Civil Case No. CV OC 9904230D; (2) Julius W. Basham, II, Individual Plaintiff, David W. Brown, William Kim Stimpson, Individuals, Involuntary Party Plaintiffs v. USURF America, Inc., formerly known as Internet Media, Inc., in the District Court of the Fourth Judicial District of the State of Idaho, in and for the County of Ada, Civil Case No. CVOC 9904382D; and (3) David W. Brown, Claimant v. Cyberhighway, Inc., Respondent, Industrial Commission, State of Idaho, IDOL 3362-1999.

Other material terms of the settlement agreement include

	-	each and every of the claims made in the legal proceedings described above by Basham, Stimpson and Brown were dismissed with prejudice and any other potential claims of Basham, Stimpson and Brown against USURF America and/or CyberHIghway released;

	-	USURF America and CyberHighway released any and all claims against
Basham, Stimpson and Brown;

	-	Basham, Stimpson and Brown each reaffirmed their existing agreements not to compete, with the exception that Brown is now able to seek any employment opportunity, except that Brown remains prohibited from working for any person or entity engaged in the 2.4 GHz wireless Internet access industry;

	-	Basham, Stimpson and Brown each reaffirmed their existing
confidentiality agreements in their entirety;

	-	USURF America delivered a total of 340,000 shares of common stock, as follows: 215,000 shares to Basham; 34,000 shares to Stimpson; and 91,000 shares to Brown;

	-	Basham resigned as chief operating officer of USURF America;

	-	USURF America shall, as reimbursement for attorneys fees incurred by
Basham, Stimpson and Brown, pay the total sum of $43,325, in 10 equal installments payable every other week, to the law firm of Givens Pursley,
Boise, Idaho;

	-	each of Basham, Stimpson and Brown acknowledged that the voting agreement among Basham, Stimpson, Brown, David M. Loflin and Waddell D.
Loflin remained in full force and effect; and

	-	nothing contained in the settlement agreement is construed as an admission of liability by any party to the settlement agreement.

For a discussion on the financial impact of the settlement agreement, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations".

The board of directors determined that entering into the settlement agreement was in the best interest of USURF America.

H + N Partners

During 1998, we issued a total of 187,000 shares of our common stock to H + N Partners, a fictitious name division of B. Edward Haun & Company, a Denver, Colorado-based investment banking and research firm in which James Kaufman, our Vice President - Corporate Development, was a partner. Mr. Kaufman received a portion of the shares issued to H + N Partners. 37,000 of the shares were valued at $2.00 per share and 150,000 of the shares were valued at $2.50 per share. All of the shares issued to H+N Partners were the subject of effective registration statements filed with the SEC. Mr. Kaufman was not an officer at the time of the stock issuances to H + N Partners.

Also during 1998, in connection with a private offering of our securities, we issued to H + N Partners 56,667 warrants to purchase a like number of shares of our common stock at an exercise price of $1.25 per share and 56,667 warrants to purchase a like number of shares of our common stock at an exercise price of $1.50 per share. H+N Partners is a selling shareholder under this prospectus as to all of the shares underlying these warrants. Mr. Kaufman was not an officer at the time of the warrant issuances to H + N Partners.

Appraisal

  Background.

The appraisal referred to above was prepared by Broadcast Services International, Inc., a Sacramento, California-based communications appraisal firm. The report of Broadcast Services was based on 1990 Census Data. With respect to the wireless cable markets, the engineering studies relied upon by Broadcast Services indicate the number of households within the broadcast radius using the 1200 MHZ frequency. The 1200 MHZ frequency was assumed, due to Broadcast Service's experience that, given all of the variables that may be present in a market-by-market system build-out, the actual benchmark performance is more truly reflected by using the higher (1200 MHZ) frequency, such that the signal attenuation is not over-stated. Valuation formulas for the wireless cable markets were based on initial public offerings within the wireless cable industry during the past three years. The formulas used in evaluation of the broadcast channels were based on recent sales and market evaluation techniques employed by the Community Broadcasters Association, among others.

  Use of Appraisal.

At our inception, the board of directors adopted a plan that provided that our initial capitalization be 6,000,000 shares. 1,800,000 of these shares were sold as founders' stock and 360,000 shares were sold to a public company for distribution as a dividend. The balance of these shares, 3,840,000 shares, were to be utilized to acquire assets, which were acquired pursuant to the subscription agreements and the reorganization agreements described above. The board of directors utilized the appraisal as a means to allocate the 3,840,000 shares among the assets acquired, as follows:

                           Appraised Value   Shares of Common   Historical
Cost
Transaction              of Assets Acquired    Stock Issued        of
Assets
-----------              ------------------  ----------------
---------------

Subscription Agreement
 with David M. Loflin       $1,826,873           1,578,512         Unknown

Subscription Agreement
 with Waddell D. Loflin        120,652             104,249         Unknown

First Reorganization           263,106             227,336         $ 17,337

Second Reorganization        2,233,555           1,929,903         $179,611
                             ---------           ---------          -------
            Total           $4,444,186           3,840,000         $196,948

The apparent $1.157 per share value was determined by dividing the 3,840,000 shares of our common stock allocated by the board of directors for asset acquisition into the $4,444,186 total appraised value of the assets acquired. The board of directors utilized this apparent per share value for corporate purposes, that is, the determination of consideration received for the issuance of shares of our common stock. However, the independent appraiser did not value the shares of our common stock issued in consideration of the assets acquired. Rather, the independent appraiser valued only the assets acquired by us in the various transactions. The $1.157 per share figure was utilized by the board of directors primarily as a means of allocating the 3,840,000 shares among the four asset acquisition transactions consummated in completing its plan for our initial capitalization. Thus, the $1.157 figure, while utilized in two ways by the board of directors, was determined arbitrarily by the board of directors and is not based on any accounting or other financial criteria.

The appraised value of the assets described above bears no relationship to the costs of the assets to the affiliates from whom they were acquired.

                             PRINCIPAL SHAREHOLDERS

There are 12,900,477 shares of our common stock issued and outstanding. The following table sets forth certain information regarding the current beneficial ownership of our common stock, and after giving effect to (1) the issuance of all 2,000,000 shares of acquisition stock and (2) the issuance of all 330,477 shares of common stock underlying currently outstanding options and warrants, by (i) persons known to be beneficial owners of more than 5% of our common stock, (ii) each our officers and directors and (iii) our officers and directors, as a group. Unless otherwise noted, the address of the listed persons is 8748 Quarters Lake Road, Baton Rouge, Louisiana 70809.

Name and                 Shares                   Shares
Address of               Owned         Percent    Owned           Percent
Beneficial Owner         Beneficially  Owned(1)   Beneficially    Owned(2)
----------------         ------------  --------   ------------    --------

David M. Loflin(3)        3,565,903     26.95%     3,565,903       23.41%

Waddell D. Loflin(3)        120,000       *          120,000         *

Julius W. Basham, II(3)   1,609,000     12.16%     1,609,000       10.56%
6176 Laurelwood Drive
Reno, NV 89509

James Kaufman               452,500      3.42%       452,500        2.97%
665 W. Velarde Drive
Thousand Oaks, CA 91360

Darrell Davis                70,000       *           70,000         *

Richard N. Gill              20,000       *           20,000         *

Ross S. Bravata              32,000       *           32,000         *

Michael Cohn                217,000(4)   1.64%       137,000(5)      *

All officers and
 directors as a
 group (8 persons)        6,085,903     45.99%     6,085,903       39.96%
_______________
* Less than 1%.
(1) Based on 13,230,954 shares outstanding, assuming the issuance of all 330,477 shares underlying currently exercisable warrants, but prior to the issuance of any shares of acquisition stock.
(2) Based on 15,230,954 shares outstanding, assuming the issuance of all 330,477 shares underlying currently exercisable warrants and all 2,000,000 shares of acquisition stock.
(3) All of the shares owned by this shareholder are subject to a voting agreement and must be voted for David M. Loflin, Waddell D. Loflin and Julius W. Basham, II, in all elections of directors.
(4) 80,000 of these shares have not been issued, but underlie currently exercisable warrants.
(5) Assumes all 80,000 shares underlying warrants owned by Mr. Cohn are purchased and sold under this prospectus.

                                   LITIGATION

In September 1999, we tendered the acquired shares of capital stock of Net 1, Inc. for rescission. We made this tender of rescission, due to numerous and material misrepresentations made by Net 1 and its principals. We had intended to commence arbitration to pursue its rescission claim. However, one of the former owners of Net 1, Knud Nielsen, III, has instituted arbitration, through the American Arbitration Association, and is seeking to enforce certain registration rights associated with a portion of the shares of our common stock received by him in the acquisition transaction.

Now, we will present the rescission claim as a counterclaim in the pending arbitration proceeding. The counterclaim will be made against Net 1 and its former owners, including Mr. Nielsen, wherein we will seek to rescind the acquisition transaction that occurred in August 1999, and recover the 250,000 shares of common stock issued in connection with the acquisition. We will allege fraud and the failure to make statements necessary to make statements made not misleading. Although we believe we will be successful in this arbitration proceeding, no prediction in this regard can be made.

                             PLAN OF DISTRIBUTION

The shares of acquisition stock will be offered by us from time to time in business combination transactions. It is our intention to search actively for business combinations, which may be in the form of mergers, stock-for-stock exchanges or stock-for-assets acquisitions. We will not derive cash proceeds from any issuances of the acquisition stock. We have made no commitments involving the issuance of the acquisition stock. The price per share of the acquisition stock will be negotiated on a transaction-by-transaction basis and we cannot predict the actual negotiated price.

The selling shareholder stock is being offered for sale by the selling shareholders. Consequently, the selling shareholders will receive the proceeds from the sale of the selling shareholder stock. The shares of selling shareholder stock may be sold to purchasers, from time to time, in privately negotiated transactions directly by, and subject to, the discretion of the selling shareholders. At the time of a particular offer of the selling shareholder stock is made by or on the behalf of a selling shareholder, a prospectus and, to the extent required, a prospectus supplement, will be distributed. The selling shareholder stock may be sold from time to time in one or more transactions: (i) at an offering price which is fixed or which may vary from transaction to transaction depending upon the time of sale or (ii) at prices otherwise negotiated at the time of sale. The prices will be determined by the selling shareholders. We have agreed to pay nearly all of the expenses incident to the registration of the selling shareholder stock.

                             SELLING SHAREHOLDERS

The following table assumes that each selling shareholder is offering for sale shares of common stock previously issued or issuable by us. We have agreed to pay all expenses in connection therewith (other than brokerage commissions and fees and expenses of counsel of the respective selling shareholders). Except for Michael Cohn and Darrell Davis, none of the selling shareholders has ever held any position with us or had any other material relationship with us. The following table sets forth the beneficial ownership of the shares of the selling shareholder stock by each person who is a selling shareholder. We will not receive any proceeds from the sale of the selling shareholder stock by the selling shareholders.

                           Shares of      Shares of
                           Common         Common
                           Stock          Stock         Percentage Owned
                           Beneficially   Being      Before           After
Name of Beneficial Owner   Owned          Offered   Offering(1)    Offering(2)
------------------------   ------------   --------- -----------    -----------

Dennis A. Faker              150,000      50,000       *               *
Jeanne Rowzee                 30,000      10,000       *               *
Albert Gottlieb               30,000      10,000       *               *
Rogers Family Trust           45,000      15,000       *               *
Barbara V. Schiller           90,000      30,000       *               *
Delaware Charter Guarantee
 & Trust Company f/b/o
 Clarence Yim IRA             60,000      20,000       *               *
Delaware Charter Guarantee
 & Trust Company f/b/o
 R. Logan Kock IRA            60,000      20,000       *               *
H + N Partners               113,334(3)  113,334       *               *
Centex Securities, Inc.       12,143(4)   12,143       *               *
Terry Lewis                   21,857      21,857       *               *
Michael Cohn                 217,000(5)  130,000      1.64%            *
Walter C. Schiller            20,000(6)   10,000       *               *
Michael R. Van Geons          20,000(7)   10,000       *               *
Harry P. Kunecki Trust        10,000(8)    5,000       *               *
Frank L. Leyba                10,000(9)    5,000       *               *
Shelter Capital, Ltd.         50,000(10)  25,000       *               *
Walter Engler                 20,000(11)  10,000       *               *
Alan Taylor                  122,405      31,750       *               *
CyberHighway of North
  Georgia, Inc.               53,000      53,000       *               *
Mark Bove                    150,000      30,000      1.10%            *
Darrell Davis and
 Deanna Davis                 75,000      21,000       *               *
Roger Davis and
 Gloria Davis                 30,000       9,000       *               *
Peter Rochow                  30,000      30,000       *               *
Nostas/Faessel Group          30,000      30,000       *               *
JF Mills/Worldwide             6,000       6,000       *               *
The Research Works, Inc.      60,000(12)  60,000       *               *
Cyber Mountain, Inc.          25,000      25,000       *               *
Diggs W. Lewis, Jr.           64,272      20,000       *               *
Ryan D. Thibodeaux            25,000       6,250       *               *
Ryan G. Campanile             25,000       6,250       *               *
The Humbolt Corporation       60,000      60,000       *               *
____________
(1) Based on 13,230,954 shares outstanding, assuming the issuance of a total of 330,477 shares of common stock that can be acquired by any person pursuant to any option, warrant or other right within 60 days of the date of this prospectus, all of which are deemed outstanding for the purpose of computing the percentage of existing shares beneficially owned by each person listed, but prior to the issuance of the 2,000,000 shares of acquisition stock.
(2) Based on 15,230,954 shares outstanding, assuming the issuance of all 330,477 shares of common stock that can be acquired by any person pursuant to any option, warrant or other right within 60 days of the date of this prospectus, all of which are deemed outstanding for the purpose of computing the percentage of existing shares beneficially owned by each person listed, and all 2,000,000 shares of acquisition stock.
(3) All of these shares underlie currently exercisable warrants; none of these shares has been issued.
(4) All of these shares underlie currently exercisable warrants; none of these shares has been issued.
(5) 80,000 of these shares underlie currently exercisable warrants; only 137,000 of these shares have been issued.
(6) 10,000 of these shares underlie currently exercisable warrants; only 10,000 of these shares have been issued.
(7) 10,000 of these shares underlie currently exercisable warrants; only 10,000 of these shares have been issued.
(8) 5,000 of these shares underlie currently exercisable warrants; only 5,000 of these shares have been issued.
(9) 5,000 of these shares underlie currently exercisable warrants; only 5,000 of these shares have been issued.
(10) 25,000 of these shares underlie currently exercisable warrants; only 25,000 of these shares have been issued.
(11) 10,000 of these shares underlie currently exercisable warrants; only 10,000 of these shares have been issued.
(12) All of these shares underlie currently exercisable warrants; none of these shares has been issued.

                             DESCRIPTION OF SECURITIES

Authorized Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, $.0001 par value per share. The following description of certain provisions of our common stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the our Articles of Incorporation, as amended.

Description of Common Stock

There are 12,900,477 shares of our common stock outstanding. An additional 330,477 shares of common stock have been reserved for issuance pursuant to various warrants. Each share of common stock is entitled to one vote at all meetings of shareholders. All shares of common stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional shares of common stock, nor are there any subscription, conversion or redemption rights applicable to the common stock. Our Articles of Incorporation, as amended, prohibit cumulative voting in the election of directors. The absence of cumulative voting means that holders of more than 50% of the shares voting for the election of directors can elect all directors if they choose to do so. In such event, the holders of the remaining shares of common stock will not be entitled to elect any director. A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders. In the event of liquidation, dissolution or winding up, holders of shares of common stock will be entitled to receive, on a pro rata basis, all assets remaining after satisfaction of all liabilities.
All outstanding shares of common stock are fully paid and non-assessable.

Transfer Agent and Registrar

Securities Transfer Corporation, Dallas, Texas, is the transfer agent and registrar for our common stock.

                               LEGAL MATTERS

The law firm of Newlan & Newlan, Lewisville, Texas, has acted as our legal counsel in connection with the registration statement of which this prospectus forms a part and related matters. The partners of the firm of Newlan & Newlan own a total of 378,166 shares of our common stock.

                                  EXPERTS

Our financial statements that appear in this prospectus have been audited by Weaver and Tidwell, L.L.P., independent auditor, for the period indicated in its report thereon. The financial statements audited by Weaver and Tidwell, L.L.P., have been included in reliance on its reports given as its authority as an expert in accounting and auditing.

On January 11, 2000, Weaver and Tidwell, L.L.P. was dismissed as our independent auditor.

                       WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 (including its exhibits and schedules) with the SEC under the Securities Act with respect to our common stock to be sold in this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract, agreement or other document of USURF America, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may review a copy of the registration statement, including exhibits, at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048, or at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call 1-800-SEC-0330 for further information about the operation of the public reference rooms. The registration statement and our other SEC filings can also be reviewed by accessing the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC.

We will furnish our shareholders with annual reports containing financial statements audited by our independent auditors and to make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.